Exhibit 99.1

Deutsche Bank

Earnings Report as of September 30, 2020

150 YEARS

Contents

Group results 3

Segment results 7

Consolidated balance sheet 14

Strategy 16

Outlook 21

The Global Economy 21

Banking Industry 22

The Deutsche Bank Group 23

Our Business Segments 25

Risks and opportunities 29

Risk information 33

Additional information 45

Management and Supervisory Board 45

Capital expenditures and divestitures 45

Events after the reporting period 45

Basis of preparation/impact of changes in accounting principles 46

Impact of COVID-19 50

Impact of Deutsche Bank’s transformation 52

Total net revenues 53

Earnings per common share 53

Consolidated statement of comprehensive income 54

Provisions 54

Non-GAAP financial measures 56

Imprint 65

Page intentionally left blank for SEC filing purposes

Group results

Profit growth driven by the Core Bank

Profit in the third quarter of 2020 was € 317 million, compared to a net loss of € 832 million in the third quarter of 2019. Profit before tax was € 494 million, compared to a loss before tax of € 687 million in the prior year quarter. Net revenues grew by 13   % year-on-year, accompanied by a 10   % reduction in noninterest expenses versus the prior year. Adjusted profit before tax1 which excludes specific revenue items, transformation charges and restructuring and severance, was €   838   million compared to a loss of € 84 million in the prior year quarter.

These results were driven by profit growth in the Core Bank , together with lower losses in the Capital Release Unit. Core Bank profit before tax rose nearly three-fold year-on-year to € 921 million and adjusted profit before tax1 grew by 89   % to €   1.2   billion. Core Bank net revenues grew 9   % with noninterest expenses down 4   % year-on-year.

The Capital Release Unit reported a loss before tax of € 427 million versus € 1.0 billion in the prior year quarter, with the year-on-year improvement driven primarily by lower noninterest expenses.

During the quarter, the Capital Release Unit further reduced leverage exposure from € 102 billion to € 90 billion. Since the third quarter of 2019, leverage exposure has been reduced by approximately half, or € 87 billion. Risk weighted assets (RWAs) were reduced from € 43 billion to € 39 billion in the quarter, and were down by € 17 billion or 30   % year-on-year. The bank re-affirmed its target for RWAs of € 38 billion in the Capital Release Unit by year-end 2020.

For the first nine months of 2020 , profit was € 397 million, versus a net loss of € 3.8 billion in the prior year period. In 2019, nine-month profit included valuation adjustments on deferred tax assets of € 2.4 billion, versus € 25 million in the current year period, and goodwill impairments of € 1.0 billion related to the bank’s transformation strategy which did not recur in the current year period.

Nine-month profit before tax was € 781 million, compared to a loss before tax of € 1.3 billion in the first nine months of 2019. The year-on-year improvement reflects the non-recurrence of the aforementioned goodwill impairments in 2019, lower adjusted costs excluding transformation charges and revenue growth. This was partly offset by higher provision for credit losses in the first nine months of 2020. Adjusted profit before tax1 was € 1.5 billion versus € 607 million in the prior year period.

The Core Bank generated profit before tax of € 2.6 billion in the first nine months of 2020, up from € 971 million in the prior year period while adjusted profit before tax1 grew 37   % to € 3.1 billion.

The Capital Release Unit made a loss before tax of € 1.8 billion in the first nine months of 2020, versus a loss before tax of € 2.3 billion in the prior year period.

1 For a description of this and other non-GAAP financial measures, see ‘Non-GAAP financial measures’

Revenue growth driven by sustained strength in the Investment Bank

Group net revenues were € 6 billion, up 13   % and up 9   % excluding specific items1, driven by growth in the refocused Core Bank. In Deutsche Bank’s core businesses:

  Corporate Bank net revenues were € 1.3 billion, down 5   % year-on-year, or 2   % if adjusted for currency translation effects. The business materially offset interest rate headwinds with deposit repricing, which rose to cover € 68 billion of deposits, ahead of plan, as well as balance sheet management and ECB tiering. Commercial Banking net revenues grew by 1%, while Global Transaction Banking net revenues declined by 8%, or 4   % if adjusted for currency translation effects.
  Investment Bank net revenues were up 43   % year-on-year to € 2.4 billion, driven by 47   % growth in Fixed Income & Currencies (FIC), with Rates net revenues more than doubling year-on-year. Origination & Advisory net revenues grew 15%. Revenue strength reflected market share gains in key areas, together with a supportive market environment.
  Private Bank net revenues were € 2.0 billion, stable year-on-year. Growth in volumes, including net inflows in investment products of € 3 billion and € 5 billion in net new client loans, offset the impact of COVID-19 and interest rate headwinds. As a result, in the first nine months, net new client loans rose to € 9 billion and net inflows of investment products to € 12 billion. Net revenues in the Private Bank Germany were up 1%, while the International Private Bank’s net revenues declined by 2%, or 1   % ex-specific items.
  Asset Management net revenues were € 563 million, up 4   % year-on-year, driven primarily by a favorable change in the fair value of guarantees and lower funding costs. Net asset inflows were € 11 billion. Cumulative year-to-date inflows were €   17   billion, of which more than one-third were in environmental, social and governance (ESG) assets. Assets under Management rose by € 14 billion during the quarter to € 759 billion.

For the first nine months of 2020 , Group net revenues were € 18.5 billion, up 4   % year-on-year, while Core Bank net revenues were up 7   % to € 18.7 billion.

Sustained progress on cost reduction

Noninterest expenses were € 5.2 billion in the quarter, down 10   % year-on-year. Adjusted costs ex-transformation charges1 were down 10   % to € 4.7 billion if adjusted for € 89 million of expenses eligible for reimbursement related to Prime Finance. This reflects year-on-year reductions across all cost categories in the quarter. Deutsche Bank has delivered 11 successive quarters of year-on-year reductions in quarterly adjusted costs ex-transformation charges and bank levies.

For the first nine months of 2020 , noninterest expenses were reduced by 13   % to €   16.2   billion. Adjusted costs ex-transformation charges excluding expenses eligible for reimbursement related to Prime Finance were € 14.9 billion. Deutsche Bank reaffirmed its commitment to meeting its 2020 target of € 19.5 billion in adjusted costs thus measured.

Provision for credit losses lower quarter-on-quarter, in line with guidance

Provision for credit losses was € 273 million in the quarter, or 25 basis points (bps) of loans on an annualized basis, consistent with management’s prior guidance. Provision for credit losses increased 56   % from the prior year quarter, but declined significantly from the € 761 million in the previous quarter. The quarter-on-quarter development reflected releases in provision for performing loans (Stage 1 and 2), driven by improvements in the macro-economic outlook, partly counterbalanced by a larger management overlay to reflect remaining uncertainties in that outlook. Provision for defaulted or non-performing loans (Stage 3) declined by 20   % quarter-on-quarter.

In the first nine months of 2020 , provision for credit losses was € 1.5 billion, 48 bps of loans on an annualized basis. Deutsche Bank reaffirmed its guidance for full-year 2020 provision for credit losses of 35-45 bps of loans. Including provision for credit losses taken in the third quarter, allowances for credit losses were € 4.8 billion, or 111 bps of loans, at quarter-end.

Capital and balance sheet strength maintained

Deutsche Bank’s Common Equity Tier 1 (CET   1) ratio was 13.3   % at the end of the quarter, up by 2 basis points versus the end of the previous quarter. Risk weighted assets (RWAs) were down € 6 billion or 2   % to € 325 billion. This development included the progress on RWA reduction in the Capital Release Unit and lower Operational Risk RWAs, which more than offset growth in Core Bank RWAs excluding Operational Risk.

The leverage ratio rose to 4.4% (fully-loaded) in the quarter, from 4.2   % in the previous quarter. The quarter-on-quarter development mainly reflects the ability to temporarily exclude certain central bank balances for regulatory leverage under the CRR ‘Quick Fix’. Excluding this positive impact, the leverage ratio would have been broadly stable at 4.1%. On a phase-in basis, the leverage ratio rose from 4.3   % to 4.5   % during the quarter.

Liquidity reserves rose by € 20 billion to € 253 billion in the quarter, driven predominantly by increases in cash held at central banks. The Liquidity Coverage Ratio strengthened to 151%, and the surplus over regulatory requirements rose to €   76   billion.

Strong progress in sustainable finance

Deutsche Bank also made substantial progress in sustainable finance during the third quarter, in line with its strategic objectives. The bank led 29 transactions and helped clients raise more than € 27 billion in sustainable financing, with direct underwriting volume of € 4 billion. Deutsche Bank ranked second by fees and third by volume in Green Bond underwriting in the quarter (source: Dealogic ), up from 14th by volume in the fourth quarter of 2019. In the first nine months of 2020, Deutsche Bank led 59 transactions and helped clients raise more than € 46 billion in sustainable financing, versus € 13 billion in the prior year period.

Continued execution of Deutsche Bank’s transformation agenda

Progress also continued on transformation during the third quarter. In the Private Bank Germany, the bank announced plans for the additional reduction of Deutsche Bank-branded branches from approximately 500 to around 400, reflecting changes in customer behavior patterns, and the extension of partnerships with Zurich Gruppe Deutschland and MasterCard. Deutsche Bank completed the leadership structure of the International Private Bank, which aims to unlock cost and revenue synergies between Wealth Management and the former Private & Commercial Bank International. In the Americas, the bank announced further progress on real estate rationalization with the early closure of a significant part of its New York footprint.

Group results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2020	Sep 30, 2019	Absolute Change	Change in %	Sep 30, 2020	Sep 30, 2019	Absolute Change	Change in %
Net revenues:
Of which:
Corporate Bank (CB)	1,254	1,324	(71)	(5)	3,915	3,958	(43)	(1)
Investment Bank (IB)	2,365	1,658	707	43	7,396	5,494	1,902	35
Private Bank (PB)	2,033	2,041	(9)	(0)	6,144	6,203	(59)	(1)
Asset Management (AM)	563	543	20	4	1,631	1,662	(31)	(2)
Capital Release Unit (CRU)	(36)	(220)	184	(84)	(159)	396	(556)	N/M
Corporate & Other (C&O)	(228)	(84)	(144)	172	(415)	103	(519)	N/M
Total net revenues	5,950	5,262	688	13	18,510	17,816	694	4
Provision for credit losses	273	175	98	56	1,540	477	1,064	N/M
Noninterest expenses:
Compensation and benefits	2,663	2,773	(110)	(4)	7,997	8,451	(454)	(5)
General and administrative expenses	2,336	2,776	(440)	(16)	7,810	8,936	(1,126)	(13)
Impairment of goodwill and other intangible assets	0	2	(2)	N/M	0	1,037	(1,037)	(100)
Restructuring activities	185	224	(39)	(18)	382	257	125	49
Total noninterest expenses	5,183	5,774	(591)	(10)	16,189	18,681	(2,492)	(13)
Profit (loss) before tax	494	(687)	1,181	N/M	781	(1,341)	2,122	N/M
Income tax expense (benefit)	177	145	32	22	384	2,440	(2,056)	(84)
Profit (loss)	317	(832)	1,149	N/M	397	(3,781)	4,178	N/M
Profit (loss) attributable to noncontrolling interests	31	27	4	14	87	90	(3)	(4)
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	286	(859)	1,146	N/M	310	(3,871)	4,182	N/M
Profit (loss) attributable to additional equity components	96	83	13	15	286	245	41	17
Profit (loss) attributable to Deutsche Bank shareholders	191	(942)	1,133	N/M	24	(4,116)	4,141	N/M

Common Equity Tier 1 capital ratio	13.3%	13.4%	(0.1) ppt	N/M	13.3%	13.4%	(0.1) ppt	N/M
Leverage ratio (fully loaded)	4.4%	3.9%	0.5 ppt	N/M	4.4%	3.9%	0.5 ppt	N/M
Loans (gross of allowance for loan losses, in € bn)1	432	431	2	0	432	431	2	0
Deposits (in € bn)1	575	584	(10)	(2)	575	584	(10)	(2)
Employees (full-time equivalent)1	86,984	89,958	(2,975)	(3)	86,984	89,958	(2,975)	(3)

N/M – Not meaningful

Prior year segmental information have been restated to the current structure

1 As of quarter-end.

Segment results

Corporate Bank (CB)

Third-quarter net revenues were € 1.3 billion, down 5 % year-on-year, or 2 % if adjusted for currency translation effects, as interest rate headwinds and lower client activity more than offset the effects of deposit repricing, episodic items including portfolio rebalancing actions, balance sheet management, and ECB tiering.

Global Transaction Banking net revenues of € 893 million declined by 8%, or 4 % if adjusted for currency translation effects. Cash Management net revenues declined reflecting the interest headwinds in the U.S. and in Asia Pacific as well as lower client activity in parts of the quarter, partly offset by deposit repricing initiatives, balance sheet management and ECB tiering. Trade Finance and Lending net revenues were lower, driven mainly by lower credit recoveries in the current quarter and the negative impact of FX translation. Trust and Agency Services and Securities Services net revenues declined reflecting the interest rate headwinds in key markets.

Commercial Banking net revenues of € 361 million increased by 1 % as growth in deposit and fee revenues offset lower lending-related revenues.

Third-quarter noninterest expenses of € 1.0 billion decreased by 1 % year-on-year and included € 39 million of restructuring and severance charges, mainly related to the finalization of the integration of the German corporate and commercial banking activities. Adjusted costs excluding transformation charges were 7 % lower than in the prior year quarter as a result of reductions in non-compensation expenses and favorable FX translation impacts.

Provision for credit losses was € 42 million in the third quarter 2020, reflecting improvements in the macro-economic outlook in the quarter with limited new impairment events.

Profit before tax was € 189 million in the third quarter. Excluding transformation charges, restructuring and severance, the Corporate Bank generated an adjusted profit before tax of € 243 million.

For the first nine months of 2020 , the Corporate Bank reported a profit before tax of € 399 million compared to € 213 million in the prior year period. Adjusted profit before tax1 was € 503 million in the first nine months of 2020 compared to an adjusted profit before tax of € 739 million in the prior year period which excluded goodwill impairment charges of € 492 million. The decline in adjusted profit before tax was primarily driven by higher provision for credit losses and litigation charges.

Corporate Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2020	Sep 30, 2019	Absolute Change	Change in %	Sep 30, 2020	Sep 30, 2019	Absolute Change	Change in %
Net revenues:
Global Transaction Banking	893	967	(74)	(8)	2,827	2,879	(52)	(2)
Commercial Banking	361	358	3	1	1,088	1,078	9	1
Total net revenues	1,254	1,324	(71)	(5)	3,915	3,958	(43)	(1)
Provision for credit losses	42	74	(32)	(44)	293	180	113	63
Noninterest expenses:
Compensation and benefits	269	260	8	3	799	796	3	0
General and administrative expenses	729	770	(41)	(5)	2,394	2,258	135	6
Impairment of goodwill and other intangible assets	0	2	(2)	N/M	0	492	(492)	N/M
Restructuring activities	25	5	19	N/M	30	18	12	65
Total noninterest expenses	1,022	1,038	(15)	(1)	3,222	3,565	(342)	(10)
Noncontrolling interests	0	0	0	N/M	0	0	0	N/M
Profit (loss) before tax	189	213	(23)	(11)	399	213	186	87

Total assets (in € bn)1	246	235	11	5	246	235	11	5
Loans (gross of allowance for loan losses, in € bn)1	115	120	(5)	(4)	115	120	(5)	(4)
Employees (front office full-time equivalent)1	7,572	7,819	(248)	(3)	7,572	7,819	(248)	(3)

N/M – Not meaningful

Prior year segmental information have been restated to the current structure

1 As of quarter-end.

Investment Bank (IB)

Third-quarter net revenues were € 2.4 billion, a 43 % increase from the prior year period. Growth in net revenues was driven by ongoing client re-engagement around Deutsche Bank’s refocused strategy, supported by strong market conditions and strong client flows.

Fixed Income & Currency (FIC) Sales & Trading net revenues of € 1.8 billion increased by 47%.Net revenues in Rates more than doubled versus the prior year quarter while Credit Trading net revenues were significantly higher, on increased client activity. FX net revenues were also significantly higher and benefited from higher market volatility. Emerging Markets also increased versus a weak prior year quarter, driven by strength in CEEMEA and Latin America. Financing net revenues were broadly flat excluding the impact of FX translation and were supported by higher primary market issuance activity in asset-backed securities.

Origination & Advisory net revenues of € 567 million increased by 15 % driven by significantly higher Equity Origination net revenues principally on market share gains in a record fee pool environment (Source: Dealogic), with specific strength in Special Purpose Acquisition Companies. Debt origination net revenues also increased reflecting market share gains across both Investment Grade Debt and Leveraged Finance (Source: Dealogic). Advisory net revenues were significantly lower against a strong prior year and in line with industry performance.

Noninterest expenses declined by 14 % compared to the prior year period to € 1.4 billion in part reflecting lower restructuring and severance costs as well as lower adjusted costs. Adjusted costs excluding transformation charges declined by 5 % principally driven by disciplined expense management.

Provision for credit losses was € 52 million, or 29 basis points of loans, reflecting the impact of the improved macroeconomic outlook partly offset by further COVID-19 related impairments.

Profit before tax was € 957 million in the quarter with a post-tax return on tangible equity1 of 11.6%. In the prior year period profit before tax was € 64 million with a post-tax return on tangible equity1 of 0.2%.

For the first nine months of 2020 , the Investment Bank reported profit before tax of € 2.6 billion compared to € 562 million in the prior year period. Adjusted profit before tax1 was € 2.6 billion compared to € 785 million in the first nine months of 2019. The increase was driven by significantly higher net revenues and lower adjusted costs than in the prior year period, partly offset by higher provision for credit losses resulting from COVID-19.

Investment Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2020	Sep 30, 2019	Absolute Change	Change in %	Sep 30, 2020	Sep 30, 2019	Absolute Change	Change in %
Net revenues:
Fixed Income, Currency (FIC) Sales & Trading	1,802	1,227	575	47	5,706	4,344	1,362	31
Equity Origination	100	39	60	153	240	105	135	130
Debt Origination	387	322	64	20	1,225	858	367	43
Advisory	81	132	(51)	(39)	201	325	(125)	(38)
Origination & Advisory	567	494	73	15	1,666	1,288	378	29
Other	(4)	(63)	60	(94)	24	(138)	162	N/M
Total net revenues	2,365	1,658	707	43	7,396	5,494	1,902	35
Provision for credit losses	52	20	32	159	658	71	587	N/M
Noninterest expenses:
Compensation and benefits	519	495	24	5	1,478	1,479	(1)	(0)
General and administrative expenses	833	994	(161)	(16)	2,662	3,259	(597)	(18)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	4	84	(79)	(95)	19	104	(85)	(82)
Total noninterest expenses	1,356	1,573	(216)	(14)	4,158	4,842	(684)	(14)
Noncontrolling interests	(0)	1	(1)	N/M	5	19	(15)	(75)
Profit (loss) before tax	957	64	892	N/M	2,575	562	2,013	N/M

Total assets (in € bn)1	592	584	8	1	592	584	8	1
Loans (gross of allowance for loan losses, in € bn)1	73	74	(1)	(1)	73	74	(1)	(1)
Employees (front office full-time equivalent)1	4,106	4,489	(383)	(9)	4,106	4,489	(383)	(9)

N/M – Not meaningful

Prior year segmental information have been restated to the current structure

1 As of quarter-end.

Private Bank (PB)

Third-quarter net revenues of € 2.0 billion were flat versus the prior year. Growth in business volumes offset negative impacts from continued deposit margin compression and from lower client activity and reduced average assets under management resulting from the COVID-19 pandemic. In the third quarter, the Private Bank attracted net inflows into investment products of € 3 billion and grew net new client loans by € 5 billion.

Net revenues in the Private Bank Germany of € 1.3 billion increased by 1 % compared to the prior year quarter. Growth in lending net revenues, higher fee income from investment products as well as higher episodic insurance revenues offset the ongoing headwinds from deposit margin compression and the COVID-19 pandemic. Private Bank Germany grew net new client loans by € 3 billion and attracted € 1 billion of net inflows in investment products during the quarter.

In the International Private Bank , net revenues of € 755 million declined by 2 % compared to the prior year quarter, or by 1 % if adjusted for net revenues relating to Sal. Oppenheim workout activities which were lower than in the prior year period. Net revenues in Private Banking and Wealth Management of € 542 million decreased by 3 % due to lower net revenues from Sal. Oppenheim workout activities and FX translation impacts. Volume growth reflecting targeted hiring broadly offset deposit margin compression and COVID-19 effects on average assets under management. Net revenues in Personal Banking of € 213 million declined by 1%, as the negative impacts of COVID-19 and continued deposit margin compression were partly offset by positive impacts from valuation adjustments of an investment.

The International Private Bank attracted net inflows of € 2 billion in investment products across all regions and grew lending volumes, with net new client loans of € 2 billion in the quarter.

Assets under Management in the Private Bank increased by € 5 billion in the quarter, driven by net inflows of € 5 billion and market appreciation, partially offset by the negative impact of currency translation effects. Net inflows in investment products were € 3 billion.

Noninterest expenses of € 1.9 billion were broadly stable compared to the prior year. Noninterest expenses in the third quarter of 2020 included € 183 million of restructuring and severance costs primarily for the head office and branch network restructuring compared to € 9 million in the prior year period.

Adjusted costs excluding transformation charges were € 1.7 billion, down 10 % year-on-year. The decline mainly reflected lower non-compensation costs including reduced internal service allocations, as the prior year period included a true up due to allocation changes subsequent to the implementation of the Group’s new corporate structure. Compensation costs also declined due to workforce reductions. The Private Bank Germany achieved approximately € 115 million of merger related cost synergies in the quarter and approximately € 260 million in the first nine months of the year.

Provision for credit losses was € 174 million or 30 basis points of loans reflecting negative impacts from the COVID-19 pandemic, up from € 55 million in the prior year quarter which was positively impacted by benefits of model recalibrations.

Loss before tax was € 4 million, compared to a profit before tax of € 121 million in the third quarter of 2019. Adjusted profit before tax1 was € 180 million, up 55 % compared to € 117 million in the prior year period.

For the f irst nine months of 2020 , the Private Bank reported a loss before tax of € 133 million compared to a loss before tax of € 18 million in the prior year period. Adjusted profit before tax1 was € 277 million compared to an adjusted profit before tax of € 442 million in the first nine months of 2019. The decline was primarily due to higher provision for credit losses and higher litigation charges in the current year, partly offset by reductions in adjusted costs.

Private Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2020	Sep 30, 2019	Absolute Change	Change in %	Sep 30, 2020	Sep 30, 2019	Absolute Change	Change in %
Net revenues:
Private Bank Germany	1,278	1,269	9	1	3,801	3,845	(44)	(1)
International Private Bank	755	772	(17)	(2)	2,343	2,358	(15)	(1)
IPB Personal Banking1	213	215	(2)	(1)	622	655	(33)	(5)
Private Banking2 and Wealth Management	542	557	(15)	(3)	1,721	1,703	18	1
Total net revenues	2,033	2,041	(9)	(0)	6,144	6,203	(59)	(1)
Of which:
Net interest income	1,184	1,201	(17)	(1)	3,488	3,657	(169)	(5)
Commissions and fee income	739	696	44	6	2,262	2,133	129	6
Remaining income	110	145	(35)	(24)	394	413	(19)	(5)
Provision for credit losses	174	55	119	N/M	538	224	314	140
Noninterest expenses:
Compensation and benefits	734	752	(19)	(2)	2,210	2,252	(42)	(2)
General and administrative expenses	977	1,113	(136)	(12)	3,211	3,239	(28)	(1)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	545	(545)	N/M
Restructuring activities	151	(1)	152	N/M	318	(39)	357	N/M
Total noninterest expenses	1,862	1,864	(2)	(0)	5,739	5,997	(258)	(4)
Noncontrolling interests	0	0	(0)	(46)	0	0	0	N/M
Profit (loss) before tax	(4)	121	(125)	N/M	(133)	(18)	(115)	N/M

Total assets (in € bn)3	283	277	6	2	283	277	6	2
Loans (gross of allowance for loan losses, in € bn)3	234	223	10	5	234	223	10	5
Assets under Management (in € bn)3	477	481	(5)	(1)	477	481	(5)	(1)
Net flows (in € bn)	5	(1)	6	N/M	11	10	2	15
Employees (front office full-time equivalent)3	30,872	32,283	(1,411)	(4)	30,872	32,283	(1,411)	(4)

N/M – Not meaningful

Prior year segmental information have been restated to the current structure

1 Including small businesses in Italy, Spain and India.

2 Including small & mid caps in Italy, Spain and India.

3 As of quarter-end.

Asset Management (AM)

Third-quarter net revenues of € 563 million were 4 % higher compared to the prior year period principally reflecting a positive change in the fair value of guarantees and lower funding cost allocations. Net revenues were up 3 % versus the second quarter, driven by higher management fees.

Net inflows were € 11 billion in the third quarter , demonstrating the strength of the diversified DWS business model. Net inflows were driven by Passive, and further supported by Cash, Fixed Income and Alternatives. ESG-dedicated funds accounted for more than one third of the total net inflows of € 17 billion in the first nine months of 2020.

Assets under Management of € 759 billion increased by € 14 billion, or 2%, compared to the prior quarter, mainly driven by the positive market development and strong net inflows, partly offset by the negative impact of exchange rate movements.

Noninterest expenses of € 354 million declined by 12 % compared to the prior year period. Adjusted costs excluding transformation charges declined by 11 % reflecting ongoing efficiency initiatives.

Reflecting both the growth in net revenues and lower costs, the Asset Management cost income ratio of 63 % improved by 12 percentage points compared to the prior year period.

Profit before tax of € 163 million in the third quarter, increased by 56 % from the prior year period. For the first nine months of 2020 , Asset Management reported a profit before tax of € 387 million versus € 291 million for the first nine months in 2019. The increase was driven by the significantly reduced cost base.

Asset Management results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2020	Sep 30, 2019	Absolute Change	Change in %	Sep 30, 2020	Sep 30, 2019	Absolute Change	Change in %
Net revenues:
Management Fees	524	540	(16)	(3)	1,585	1,588	(3)	(0)
Performance and transaction fees	20	21	(1)	(6)	57	98	(41)	(42)
Other	18	(18)	37	N/M	(12)	(24)	13	(52)
Total net revenues	563	543	20	4	1,631	1,662	(31)	(2)
Provision for credit losses	2	0	2	N/M	2	0	1	N/M
Noninterest expenses:
Compensation and benefits	182	194	(12)	(6)	558	622	(64)	(10)
General and administrative expenses	173	209	(36)	(17)	559	621	(62)	(10)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(1)	1	(2)	N/M	10	30	(20)	(67)
Total noninterest expenses	354	404	(50)	(12)	1,128	1,273	(146)	(11)
Noncontrolling interests	44	34	10	30	114	98	17	17
Profit (loss) before tax	163	105	58	56	387	291	96	33

Total assets (in € bn)1	10	10	(0)	(2)	10	10	(0)	(2)
Assets under Management (in € bn)1	759	754	6	1	759	754	6	1
Net flows (in € bn)	11	6	4	69	17	13	4	31
Employees (front office full-time equivalent)1	3,882	3,994	(112)	(3)	3,882	3,994	(112)	(3)

N/M – Not meaningful

Prior year segmental information have been restated to the current structure

1 As of quarter-end.

Capital Release Unit (CRU)

Net revenues in the third quarter of 2020 were negative € 36 million. Net revenues were impacted by de-risking and hedging costs and funding charges that were partly offset by the reimbursement of eligible expenses related to Prime Finance and positive effects from valuation adjustments. Net revenues in the prior year period were negative € 220 million. The year-on-year improvement reflects impacts from certain negative valuation adjustments and risk management losses in the prior year quarter which did not recur in the third quarter of 2020.

Noninterest expenses were € 384 million in the third quarter of 2020 compared to € 766 million in the prior year period. Noninterest expenses in the third quarter of 2020 included transformation charges, litigation and restructuring & severance of € 48 million in total, compared to a total of € 209 million in the prior year period.

Adjusted costs excluding transformation charges were € 335 million in the third quarter of 2020 and declined by 40 % from the prior year quarter. The reductions were driven by lower internal service cost allocations and lower compensation costs, reflecting headcount reductions, as well as lower non-compensation costs such as Professional fees, Market Data, and other items.

Loss before tax was € 427 million in the quarter compared to a loss of € 1.0 billion in the prior year period. The improvement in loss before tax reflected the reduction in noninterest expenses described above and an improvement in net revenues year-on-year.

RWAs were € 39 billion at the end of the third quarter of 2020, € 3 billion lower than in the prior quarter. Leverage exposure of € 90 billion declined by € 12 billion from € 102 billion in the prior quarter. Since the second quarter of 2019, the Capital Release Unit has reduced RWAs by € 25 billion and cut leverage exposure by € 159 billion.

For the first nine months of 2020 , the Capital Release Unit reported a loss before tax of € 1.8 billion compared to a loss before tax of € 2.3 billion in the first nine months of 2019. The improvement reflects the reduction in noninterest expenses partly offset by lower net revenues.

Capital Release Unit results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2020	Sep 30, 2019	Absolute Change	Change in %	Sep 30, 2020	Sep 30, 2019	Absolute Change	Change in %
Net revenues	(36)	(220)	184	(84)	(159)	396	(556)	N/M
Provision for credit losses	7	26	(19)	(72)	50	(0)	50	N/M
Noninterest expenses:
Compensation and benefits	43	97	(54)	(56)	140	318	(178)	(56)
General and administrative expenses	339	575	(237)	(41)	1,431	2,287	(855)	(37)
Impairment of goodwill and other intangible assets	0	0	(0)	N/M	0	0	0	N/M
Restructuring activities	2	94	(92)	(98)	3	104	(101)	(97)
Total noninterest expenses	384	766	(382)	(50)	1,574	2,708	(1,134)	(42)
Noncontrolling interests	0	1	(1)	N/M	(0)	1	(1)	N/M
Profit (loss) before tax	(427)	(1,014)	587	(58)	(1,784)	(2,313)	529	(23)
Total assets (in € bn)1	238	359	(121)	(34)	238	359	(121)	(34)
Employees (front office full-time equivalent)1	503	763	(260)	(34)	503	763	(260)	(34)

N/M – Not meaningful

Prior year segmental information have been restated to the current structure

1 As of quarter-end.

Corporate & Other (C&O)

Corporate & Other reported a pre-tax loss of € 384 million in the third quarter 2020, compared to a pre-tax loss of € 176 million in the prior year period.

Net revenues were negative € 228 million compared to negative € 84 million in the third quarter 2019 principally driven by a negative contribution from valuation and timing differences after gains in the prior year quarter. Funding and liquidity charges decreased versus the prior year quarter, which was impacted by the implementation of the bank’s new funds transfer pricing framework and methodology changes.

Noninterest expenses were € 204 million, compared to € 129 million in the third quarter 2019. This development was driven by transformation charges reflecting the bank’s accelerated rationalization of its New York real estate footprint, and higher than planned infrastructure expenses where the difference is retained in Corporate & Other. Shareholder expenses decreased compared to the prior year quarter.

For the first nine months of 2020 Corporate & Other recorded a loss before tax of € 663 million compared to a loss before tax of € 76 million in the prior year period. The increased loss was principally driven by negative movements in valuation and timing differences, higher than planned infrastructure expenses where the difference is retained in Corporate & Other and higher funding and liquidity charges. Shareholder expenses declined versus the first nine months of 2019.

Corporate & Other results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2020	Sep 30, 2019	Absolute Change	Change in %	Sep 30, 2020	Sep 30, 2019	Absolute Change	Change in %
Net revenues	(228)	(84)	(144)	172	(415)	103	(519)	N/M
Provision for credit losses	(5)	(1)	(4)	N/M	(0)	1	(2)	N/M
Noninterest expenses:
Compensation and benefits	916	973	(57)	(6)	2,812	2,984	(173)	(6)
General and administrative expenses	(715)	(884)	170	(19)	(2,447)	(2,728)	281	(10)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	3	40	(37)	(93)	3	40	(37)	(93)
Total noninterest expenses	204	129	75	58	367	296	71	24
Noncontrolling interests	(44)	(36)	(8)	23	(119)	(118)	(1)	1
Profit (loss) before tax	(384)	(176)	(207)	117	(663)	(76)	(587)	N/M
Employees (front office full-time equivalent)1	40,049	40,610	(561)	(1)	40,049	40,610	(561)	(1)

N/M – Not meaningful

Prior year segmental information have been restated to the current structure

1 As of quarter-end.

Consolidated balance sheet

Assets

in € m.	Sep 30, 2020	Dec 31, 2019
Cash and central bank balances	177,190	137,592
Interbank balances (without central banks)	9,965	9,636
Central bank funds sold and securities purchased under resale agreements	8,033	13,801
Securities borrowed	0	428
Financial assets at fair value through profit or loss
Trading assets	119,587	110,875
Positive market values from derivative financial instruments	341,935	332,931
Non-trading financial assets mandatory at fair value through profit and loss	82,088	86,901
Financial assets designated at fair value through profit or loss	367	7
Total financial assets at fair value through profit or loss	543,977	530,713
Financial assets at fair value through other comprehensive income	53,324	45,503
Equity method investments	921	929
Loans at amortized cost	427,435	429,841
Property and equipment	5,761	4,930
Goodwill and other intangible assets	6,749	7,029
Other assets	147,107	110,359
Assets for current tax	925	926
Deferred tax assets	6,131	5,986
Total assets	1,387,517	1,297,674

Liabilities and equity

in € m.	Sep 30, 2020	Dec 31, 2019
Deposits	574,524	572,208
Central bank funds purchased and securities sold under repurchase agreements	3,839	3,115
Securities loaned	1,523	259
Financial liabilities at fair value through profit or loss
Trading liabilities	50,299	37,065
Negative market values from derivative financial instruments	329,736	316,506
Financial liabilities designated at fair value through profit or loss	57,407	50,332
Investment contract liabilities	515	544
Total financial liabilities at fair value through profit or loss	437,957	404,448
Other short-term borrowings	4,383	5,218
Other liabilities	148,014	107,964
Provisions	2,514	2,622
Liabilities for current tax	688	651
Deferred tax liabilities	627	545
Long-term debt	149,922	136,473
Trust preferred securities	1,338	2,013
Total liabilities	1,325,327	1,235,515
Common shares, no par value, nominal value of € 2.56	5,291	5,291
Additional paid-in capital	40,529	40,505
Retained earnings	9,558	9,644
Common shares in treasury, at cost	(14)	(4)
Accumulated other comprehensive income (loss), net of tax	(635)	421
Total shareholders’ equity	54,729	55,857
Additional equity components	5,825	4,665
Noncontrolling interests	1,636	1,638
Total equity	62,190	62,160
Total liabilities and equity	1,387,517	1,297,674

Movements in assets and liabilities

The year-end total balance sheet of € 1.3 trillion increased by € 89.8 billion (or 7%) to € 1.4 trillion as of September 30, 2020.

Key driver for the overall movement was an increase in other assets of € 36.7 billion, primarily driven by an increase of €   46.1   billion in brokerage and securities related receivables (of which €   28.3   billion increase in pending settlements balances). This was mainly attributable to a seasonal increase in activity levels compared to low year-end levels. This was partly offset by a €   11.0   billion decrease in debt securities hold-to-collect. The seasonality pattern was also reflected in an increase in brokerage and securities related payables by €   38.3   billion, driving the € 40.0 billion increase in other liabilities.

Cash, central bank and interbank balances increased by € 39.9 billion, primarily driven by increased repo business, funds received from the third TLTRO refinancing program of the ECB recognized in long-term debt and the sale of selected hold-to-collect assets.

Central bank funds purchased, securities sold under repurchase agreements and securities loaned, across all applicable balance sheet categories, increased by € 10.7 billion, predominantly in the first quarter, attributable to the US and EU repo desk due to higher client activity with current market conditions. Corresponding assets decreased by € 8.4 billion, mainly attributable to lowered market demands and maturities.

Positive and negative market values of derivative financial instruments increased by € 9.0 billion and € 13.2 billion, respectively, due mainly to moves in interest rates.

Trading assets and trading liabilities increased by € 8.7 billion and € 13.2 billion, respectively, due to increased exposure to government securities from higher client demand.

The overall movement of the balance sheet included a decrease of € 32.5 billion due to foreign exchange rate movements, mainly driven by a weakening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are embedded in the movement of the balance sheet line items discussed in this section.

Liquidity

Total Liquidity Reserves were € 252.6 billion as of September 30, 2020, increasing from € 222.3 billion as of December   31, 2019. The increase in Liquidity Reserves was predominantly driven by participation in the ECB’s TLTRO facility, methodology enhancements and a slight increase in core deposits

Equity

Total equity as of September 30, 2020 remained virtually unchanged, up by € 68 million compared to December   31, 2019. This change was driven by a number of factors which altogether had an offsetting effect, including the issuance of new additional equity components (Additional Tier 1 securities, treated as equity according to IFRS) of € 1.2 billion on February   11, 2020, the net income attributable to Deutsche Bank shareholders of € 348 million and unrealized net gains of financial assets at fair value through other comprehensive income of € 161 million, net of tax. These factors were almost offset by losses from foreign currency translation of € 1.2 billion, net of tax, mainly resulting from the weakening of the U.S. dollar against the Euro, as well as coupons paid on additional equity components of € 349 million and remeasurement losses related to defined benefit plans of € 48 million, net of tax.

Strategy

Progress on strategy implementation

In July 2019, we announced a far-reaching transformation strategy to refocus on core strengths vital to our bank’s long-term competitiveness, relevance and profitability and to deliver improved returns for our shareholders.

In the third quarter of 2020, we continued to execute on our strategy and made further tangible progress against our objectives despite the challenges associated with the ongoing COVID-19 pandemic. We further simplified our structure as we completed the formation of the International Private Bank (IPB), combining Wealth Management and Private & Commercial Business International into one unit, and we integrated Postbank Firmenkunden AG into Deutsche Bank AG. We also announced our decision to reduce Deutsche Bank’s branded network from around 500 to approximately 400 branches in Germany and combined our operations for business clients in Corporate Bank Germany under the umbrella “Deutsche BizBanking”.

Sustaining revenue growth in our Core Bank

Our strategic transformation is designed to refocus our Core Bank around market-leading businesses, which typically operate in growing markets with attractive return potential. Our Core Bank comprises our four core operating divisions, namely the Corporate Bank, the Investment Bank, the Private Bank, and Asset Management, together with the segment Corporate & Other. Revenues in our Core Bank of € 18.7 billion in the third quarter of 2020 increased by 8 % compared to the prior year quarter.

We made further progress on our strategic revenue initiatives. Corporate Bank made progress in offsetting the impact of interest rate headwinds, including the implementation of deposit repricing measures. The Investment Bank’s strong momentum experienced in the first half of the year continued into the third quarter. Revenues also grew as a result of strong market conditions, continued client re-engagement, further progress on our strategic objectives, and in part by the partnership with the Corporate Bank. The Private Bank offset the interest rate headwinds and the negative impacts of the COVID-19 pandemic with growth in volumes. In Asset Management, DWS continued to see strong inflows in its core focus areas, including inflows through its strategic partners and into its Environmental, Social and Governance (ESG) funds.

Delivering further reductions in adjusted costs

An essential element of our transformation strategy is to reduce our cost base while investing in our technology and controls. In the third quarter of 2020, noninterest expenses were € 5.2 billion, a year to year decrease of € 591 million or 10%. Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance were € 4.7 billion, a year over year reduction of € 512 million or 10%. We reaffirm our target of adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance of € 19.5 billion in 2020.

The Capital Release Unit

The Capital Release Unit (CRU) continued to execute its asset reduction program and to work towards the migration of Deutsche Bank’s Prime Finance and Electronic Equities clients, while continuing to reduce cost. Risk weighted assets were € 39 billion at the end of the third quarter of 2020, representing a € 3 billion reduction from second quarter of 2020.

Leverage exposure in the CRU declined by € 12 billion or 12   % to € 89 billion by the end of the third quarter of 2020 versus € 102 billion at the end of the second quarter of 2020, driven by asset disposal impacts and market movements. Subject to market movements and consistent with our prior guidance, we expect Leverage exposure to continue to decline by € 10 to 15 billion in the coming period.

In the third quarter of 2020, CRU continued to release capital through multiple auctions, with further progress on novations from auctions executed in the prior quarter. The division also executed steps that enable the migration of the Prime Finance and Electronic Equities platform.

Noninterest expenses declined by € 382 million or 50   % versus the prior year quarter. Adjusted costs excluding Bank Levies and Transformation charges declined by € 223 million or 40   % versus the prior year quarter. The reduction in adjusted costs was driven by lower internal service cost allocations and lower compensation costs reflecting headcount reductions as well as lower non-compensation direct costs. Further simplification of the division’s infrastructure was achieved through decommissioning of applications and closing of books and cost centers.

Managing a robust balance sheet

We remain committed to managing our balance sheet conservatively as we execute on our strategic transformation and navigate through the COVID-19 pandemic. At the end of the third quarter of 2020, the CET   1 ratio was 13.3%, 2 basis points higher than the prior quarter and 285 basis points above the regulatory CET   1 requirements, principally driven by lower than anticipated credit risk weighted assets (RWAs) and benefits from the EU’s ‘Quick Fix’ to Capital Requirement Regulation (CRR Quick fix). The Leverage ratio (fully loaded) benefited from the CRR Quick fix on the ECB’s decision to temporarily exclude certain eligible central bank exposures from the Leverage ratio calculation due to the COVID-19 pandemic, and improved on this basis to 4.4   % in the third quarter of 2020. Without this adjustment Leverage ratio was 4.1%.

Liquidity reserves increased by € 20 billion to € 253 billion in the quarter, mainly as a result of continued repayments of credit facilities, deposits growth, sustained participation in Central Bank liquidity facilities with a focus on optimization of the collateral mix, as well as continued deleveraging of CRU. The Liquidity Coverage Ratio rose to 151   % in the quarter, a surplus to regulatory requirements of € 76 billion.

Based on the performance in the third quarter and the first nine months of 2020, we reaffirm our guidance for provisions for credit losses of between 35 to 45 basis points of loans for the full year 2020. Further details on the calculation of expected credit losses (ECL) is provided in the section ‘Risk Information’ in this report.

We believe that our risk levels are conservative with Value-at-Risk (VaR) in our Group at € 42 million in the quarter. As of October 1, 2020, we have received model approval from the ECB to change our internally developed Value-at-Risk model for managing and capitalizing market risk. This is a Historical Simulation model which predominantly utilizes full revaluation, as opposed to the previous sensitivity based Monte Carlo Value-at-Risk model. Historical data in our external reports, including for the third quarter of 2020, will be based on the Monte Carlo model. Future reporting will be based on the Historical Simulation model .

Our Sustainability strategy

Sustainability has become a central component of the bank’s strategy. As part of the “Compete to win” strategy announced in July 2019 we are embedding sustainability throughout the bank, focusing on the following four dimensions: (i) sustainable finance – making sustainability an integral part of our client offering and supporting our clients in their transformation towards sustainable and low-carbon business models; (ii) policies & commitments – integrating environmental and social considerations into our decision making and risk management; (iii) our own environmental and social footprint – striving to lead by example and introducing measures aimed at reducing our footprint, and (iv) thought leadership – being a leading voice on sustainability in the public debate. In the third quarter of 2020, we continued to execute on our sustainability targets and worked on further developing our strategy across all dimensions of our sustainability strategy:

  Following our announcement in May 2020 of our intention to generate a minimum of € 200 billion of sustainable financing and ESG investments cumulatively by 2025, we established a Sustainable Finance Framework. The Framework defines comprehensive rules for classifying our financing offers and products as sustainable and is aligned to the Green and Social Bond Principles of the International Capital Market Association as well as towards the EU Taxonomy. We will report annually on our overall progress toward the € 200 billion target.
  We are continuously growing our footprint in sustainable finance. According to Dealogic, in the third quarter of 2020, we improved our position in the green bond market to #3. In the first nine months of 2020, we helped clients to raise €   46.2   billion in 59 transactions with an underwriting volume of € 8.3 billion compared to the same period of last year where we supported clients to raise € 13 billion in 36 transactions with an underwriting volume of € 3 billion.
  We have made significant progress with our rules and policies. We have adopted the Equator Principles and strengthened our Fossil Fuel Policy. We intend to end our global business activities with regard to financing as well as capital market transactions in coal mining by 2025 at the latest.
  Our strengthened Fossil Fuel Policy will also support our commitment to align our credit portfolios with the goals of the Paris Agreement, which we entered by joining the German financial sector’s collective commitment to climate action in June this year.
  We committed to expanding the use of electricity from renewable sources for our own operations form approximately 80 % today to 100 % by 2025 globally.

We remain committed to working on all dimensions of our sustainability strategy and increasing our sustainable product and services offering.

Impact of COVID-19 on our financial targets

The COVID-19 pandemic has led to changes in the macroeconomic and fiscal environment. These impacts have made the implementation of our strategic transformation more difficult. Despite these challenges, we have made progress against our key transformation objectives. While the whole organization was quick to respond to the crisis, the changed environment has affected Deutsche Bank’s results of operations, capital ratios and the capital plan that underlies our targets.

The current economic environment is expected to continue to result in both upward and downward pressure on the bank’s capital ratios and financial performance. With the recent increase in COVID-19 infection rates especially in some European countries, we continue to see further downside risk from protracted periods of waves of COVID-19 infections, resumed lockdowns, deeper risk aversion and a delayed economic recovery. Downward impacts could include increases in credit and market risk RWA from growth in assets as we support our clients, ratings migration on existing credit and higher Value-at-Risk measures in the current volatile market environment. In addition, we may see higher levels of credit loss provisions for a sustained period, even as certain governments extend moratoria. Upward movements in the ratios result from changes in the regulation including from the exclusion of certain eligible central bank exposures in the calculation of the Leverage ratio.

For 2020, we reaffirm our near-term objective of adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance of € 19.5 billion. For 2022, we reaffirm our CET   1 ratio and Leverage ratio targets of at least 12.5   % and approximately 5%, respectively. Our 2022 CET   1 ratio and Leverage ratio targets reflect our belief that the impacts on the ratios resulting from the COVID-19 pandemic will be temporary, together with further mitigation actions, which have been identified and announced, and potential future regulatory action to relieve pressure on bank capital ratios. We are also working towards our targets for Post-tax Return on Average Tangible Equity of 8 % for the Group and of above 9   % for the Core Bank in 2022.

Our Financial Targets

Our financial targets are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Our key financial targets are:

Near-term objective for 2020

  Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance of € 19.5 billion

Financial Targets for 2022

  Adjusted costs of € 17 billion
  Common Equity Tier 1 capital ratio of at least 12.5%
  Leverage ratio of ~5%
  Post-tax Return on Average Tangible Equity of 8 % for the Group
  Post-tax Return on Average Tangible Equity of more than 9 % for the Core Bank
  Cost income ratio of 70%

Adjusted costs, Adjusted costs excluding transformation charges, Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance as well as Post-tax Return on Average Tangible Equity are non-GAAP financial measures. Please refer to “Non-GAAP Financial Measures” in this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Our Businesses

This section should be read in conjunction with the section Deutsche Bank: Our Organization in the Operating and Financial Review in the Annual Report 2019.

Corporate Bank

In the third quarter of 2020, Corporate Bank continued to make progress on its strategic priorities despite the COVID-19 pandemic. We made further progress on the initiatives to offset the impact of the challenging interest rate environment, including implementation of deposit repricing measures. Growth in volumes and fee income continued with our platform, FinTech and e-commerce payment clients. In Germany, we have materially completed the integration of our commercial and corporate banking activities. This integration places all clients and employees of the core corporate banking businesses in Germany into one legal entity. We have combined under one umbrella our operation for business clients – from self-employed small businessperson to medium-sized businesses - with all the products and services of our Deutsche Bank, Postbank and FYRST brands. Going forward, these will be managed by a single unit called “Deutsche BizBanking”. We have also significantly advanced provision of sustainable financing solutions for our clients. We have continued implementing our ESG roadmap, developed distinct sustainable finance product strategies, further integrated ESG into client coverage models and rolled-out global employee trainings on ESG. Finally, we started integrating Deutsche Bank’s newly defined Sustainable Finance Framework into Corporate Bank’s core systems and processes.

Investment Bank

In the third quarter of 2020, Investment Bank maintained the positive momentum demonstrated through the first half of the year. While revenues were supported by the strong market conditions, the Investment Bank also made progress on its strategic objectives and benefited from the targeted and focused client strategy put in place in July 2019. The Investment Bank has grown revenues across our corporate and institutional clients through 2020. In Origination and Advisory, we gained market share globally in the third quarter of 2020, with notable growth within Investment Grade Debt. Across Fixed Income & Currencies Trading, all businesses generated higher revenues than the same period in 2019, with Rates, Global Foreign Exchange, Credit Trading and Global Emerging Markets continuing to benefit from strategic change in targeted areas, whilst our FIC Financing business focused upon selective opportunities given the broader market environment. Cost reduction remains a core pillar of the Investment Bank’s strategy and further progress has been made through the third quarter. We reduced funding costs and continued the migration to single platforms, process automation and decommissioning applications. At the same time, we continued to invest in technology to support further process efficiency and business growth. We are continuously growing our footprint in sustainable finance. In the third quarter 2020, we improved our position in the green bond market to #3 according to Dealogic. In the first nine months of 2020, we helped clients to raise € 46.2 billion in 59 transactions with an underwriting volume of € 8.3 billion.

Private Bank

Private Bank has made further strategic progress in the third quarter of 2020. As announced in June 2020, we have merged our global Wealth Management (WM) with our Private & Commercial Business International (PCBI) into one business unit, the International Private Bank (IPB). We expect IPB should have a strong competitive advantage as one of the Eurozone’s largest international private banks and the only bank in the Eurozone with a global reach for wealth, high net worth and ultra-high net worth individuals. By centralizing our product, central and infrastructure activities, we will maximize economies of scale and scope. We have aligned our management structure and product organization in the third quarter. In Private Bank Germany, we are proactively adapting to the changing needs of our clients as well as the acceleration driven by the COVID-19 pandemic. We have been able to gain significant operating momentum and are investing into remote advisory tools including video, direct sales as well as client self-service functionalities. In parallel, we will seek to accommodate these trends by streamlining our branch network by roughly 100 to around 400 locations for the Deutsche Bank brand. Finally, we have contributed to the global ESG initiative. For example, we are currently piloting a dedicated sustainability concept in some branches in order to identify how we can better meet our clients’ needs in this area. Moreover, we have integrated ESG into our IPB Chief Investment Office platform.

Asset Management

The asset management industry is evolving, with greater competition, continued margin pressure, and technological disruption amid heightened geopolitical tensions and increased market volatility. As a result, Asset Management has implemented a number of strategic initiatives to support our medium-term targets and continues to deliver shareholder value. We believe our diverse range of well-performing products and investment solutions give us a strong basis for growing assets and profitability. We responded rapidly to the COVID-19 pandemic by implementing robust business continuity management and changed the way we work without compromising our commitment to clients or shareholders. At the same time, we have continued execution on our strategic agenda during the year, making significant progress in all areas of our business. In the first nine months of 2020, we have maintained our strict cost discipline through efficiency initiatives as well as COVID-19 related savings. Organic growth remains a top priority at DWS, and we have continued to increase our focus on the targeted asset classes of Passive, Active Multi-Asset and Alternatives, as well as strengthening our strategic partnerships. We have simplified our global business structure to become even more client-centric, flexible, efficient and effective. We have continued to build our efforts to become a leading ESG-integrated asset manager. We formally launched the Group Sustainability Office and introduced ESG Smart Integration, further incorporating sustainability factors into our investments, processes and portfolios.

Outlook

The following section provides an overview of updates to our outlook for the Group and our business divisions for the financial year 2020 and should be read in conjunction with the Outlook section in the Management Report provided in the Annual Report 2019.The statements in our Outlook including the potential impact related to COVID-19 reflect the status as of October   22, 2020.

The Global Economy

The Global Economy Outlook

Economic growth (in %)¹	2020²	2019	Main driver
Global Economy

Global growth forecasts for 2020 have been revised following the sharp decline in the first half of the year and the substantial recovery in the third quarter of 2020. Economic momentum is expected to weaken towards the end of 2020 as fiscal support in some countries is expected to be cut back. Reinstated lockdowns could further dampen economic activity. In particular, consumer behavior and spending patterns are not expected to fully normalize before a vaccine is widely available

GDP	(4.0)	3.0
Inflation	2.8	3.0
Of which:
Industrialized countries

Economic momentum is expected to slow down by the end of 2020 as fiscal support is expected to be gradually phased out in some economies. Rising numbers of COVID-19 infections and related social distancing measures may cause potential headwinds for further recovery, especially in the service sector

GDP	(6.0)	1.6
Inflation	0.8	1.4
Emerging markets			Some economies are performing relatively well, although the impact of the COVID-19 pandemic on other emerging market countries varies with Latin America the most impacted
GDP	(2.7)	4.0
Inflation	4.1	4.0
Eurozone Economy

Although the Eurozone economy has recently recovered from the initial COVID-19 shock, 2020 is still likely to be the largest annual decline in GDP since the formation of the single currency. Eurozone economies are expected to be affected to varying degrees with the least deterioration in Germany. Spain and Italy are expected to perform worse economically. The European Central Bank is expected to ease its monetary policy further towards the end of 2020, likely via more asset purchases

GDP	(8.0)	1.3
Inflation	0.3	1.2
Of which: German economy

Although the German economy gained substantial momentum in the third quarter of 2020, it is expected to remain impacted by the COVID-19 pandemic until the end of 2020. The short-time work scheme (Kurzarbeit) continues to support the economy by curbing the rise in unemployment and strengthening household incomes. Rising COVID-19 infections could further dampen economic momentum in the last quarter of 2020, especially in the service sector

GDP	(5.5)	0.6
Inflation	0.5	1.3
US Economy

Despite the recent rebound following the historic contraction in the second quarter of 2020, the U.S. economy is expected to continue to be impacted from COVID-19 for the remainder of the year. The unemployment rate has fallen faster than anticipated, but is expected to remain at elevated levels. Fiscal uncertainty remains a concern, and further significant support is only expected to be provided after the U.S. presidential election. The Federal Reserve Bank’s dot plot shows policy rates expected to be near zero until at least 2023

GDP	(4.0)	2.2
Inflation	1.2	1.8
Japanese Economy

Japan's pace of recovery from the COVID-19 pandemic is expected to be slower than in other industrialized countries. The forecast is mainly driven by external demand due to recovering overseas economies, but is partially offset by the decline in private consumption. Inflation is expected to be negative throughout this year due to the widening negative output gap

GDP	(6.2)	0.7
Inflation	0.0	0.5
Asian Economy³

While the rebound in China from the COVID-19-driven decline in activity has been stronger than anticipated so far, additional waves of infections have dampened the recovery in other Asian economies. The divergent development should slow the economic recovery of this area down for the remainder of this year. Asian central banks may have reached the limits of conventional stimulus through interest rate cuts

GDP	(1.5)	5.2
Inflation	3.3	2.8
Of which: Chinese Economy

The strong recovery after the initial COVID-19 shock is expected to lead to an expansion of the Chinese economy in 2020. Industrial output has returned to its pre-COVID-19 growth trend, led by heavy industries such as steel and automotive. However, economic momentum will also depend in particular on the recovery in global trade

GDP	2.0	6.1
Inflation	3.0	2.9

1 Annual Real GDP Growth (% YoY). Sources: National Authorities unless stated otherwise

2 Sources: Deutsche Bank Research

3 Including China, India, Indonesia, Republic of Korea and ex Japan

Our forecasts could be affected by a number of risks. The resurgence of COVID-19 infections could lead to renewed regional lockdowns which may dampen economic activity in the final quarter of 2020. In addition, the search for effective vaccines could take longer than expected or even be unsuccessful. The disruption of global value chains could threaten the business models of companies and prolong the recession. Elevated asset valuations could prompt investors to reassess risks, thereby increasing the potential for market corrections. In addition, we see uncertainty about the further fiscal stimulus in the U.S. associated with the presidential election.

Banking Industry

For the remainder of the year, we expect the major impacts seen at the peak of the COVID-19 pandemic to gradually become more moderate. We believe that corporate loan growth is likely to slow as many companies are financing activities through existing excess liquidity and as credit standards tighten. Loan loss provisions are expected to decline from the very high levels seen in the first half of the year but should remain elevated compared to the pre-crisis period. Volatility in the capital markets and activity in primary and secondary markets is likely to decline due to both the continuing economic recovery and seasonal factors. We believe that momentum could increase in the M&A sector from depressed levels seen earlier this year. Banks may also look to reduce the excess liquidity reserves held at central banks, especially in Europe, whereas they may continue to purchase government bonds. Retail banking is likely to remain relatively stable in the U.S. and Europe. Overall, ongoing quantitative easing by major central banks and extremely loose fiscal policy is expected to provide a backstop for financial markets and the broader economy.

Banks’ revenues in industrialized countries may remain under pressure due to normalizing income from securities trading and the persistent headwinds from low interest rates and slowing volume growth. These issues are likely to be partly offset by lower impacts from loan loss provisions. Capital ratios might decrease moderately, yet are expected to remain substantially above regulatory requirements.

The future of the economic relationship between the United Kingdom and the EU remains uncertain following Brexit. As of the end of the third quarter of 2020 negotiations between the UK government and the EU have still not resulted in any tangible agreement. Without sufficient time to negotiate a comprehensive trade deal, the risk of a “no-deal” Brexit remains high, although negotiations are now expected to be intensified. Against this background, uncertainty regarding the regulation of cross-border activities is continuing through 2020.

European policymakers are discussing changes to existing capital markets and securitizations regulation aimed at relieving pressure on market participants on the back of COVID-19 pandemic. This package is expected to be finalized by the end of 2020. In addition, regulators in Europe are working to finalize their draft proposals on the implementation of the final Basel   III framework, expected to be published in first half of 2021.

The Deutsche Bank Group

In July 2019, we announced a far-reaching transformation strategy to refocus on core strengths vital to our bank’s long-term competitiveness, relevance and profitability and to deliver significant returns for our shareholders. The macroeconomic, fiscal and regulatory environment has however changed as a result of the COVID-19 pandemic in 2020. This changed environment impacted and will continue to impact our results of operations, capital ratios and the capital plan that underlies our targets.

Despite the challenges associated with the COVID-19 pandemic, we intend to continue executing on our strategy in a disciplined manner in the remainder of 2020, by further reducing costs and reducing the size of our balance sheet through continued disposal of assets in the Capital Release Unit. At the same time, we are focused on stabilizing and growing revenues in our Core Bank.

Our financial targets are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Our most important key performance indicators are shown in the table below:

Key performance indicators

Key performance indicators	Sep 30, 2020	Near-term objectives 2020	Target KPI 2022
Group post-tax return on tangible shareholders equity1	0.1%	−	8.0%
Core bank post-tax return on average tangible equity2	4.2%	−	above 9%
Adjusted costs3	€ 14.9 bn4	€ 19.5 bn4	€ 17.0 bn
Common Equity Tier 1 capital ratio5	13.3%	−	at least 12.5%
Leverage ratio (fully loaded)6	4.4%	−	~5%
Cost income ratio7	87.5%	−	70%

1 Based on Net Income attributable to Deutsche Bank shareholders. For further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report.

2 Based on Core Bank Net Income attributable to Deutsche Bank shareholders. For further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report.

3 Adjusted costs defined as noninterest expenses excluding impairment of goodwill and other intangible assets, litigation charges net and restructuring and severance.

4 Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance.

5 Further detail on the calculation of this ratio is provided in the Risk Report.

6 On September 17, 2020, ECB announced its decision to exercise its regulatory discretion declaring exceptional circumstances. This measure allows banks to exclude certain eligible central bank balances from the leverage exposure. Banks will benefit from the relief measure until June 27, 2021, when CRR2 comes into force. Leverage Ratio excluding this effect was 4.1 % as at September 30, 2020.

7 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.

For the Group, we expect our Post-tax Return on Average Tangible Shareholders’ Equity in 2020 to be negatively affected by costs to execute our strategy as well as the impact of COVID-19 on the broader economic environment. For 2022, we remain committed to work towards our targets for the Post-tax Return on Average Tangible Shareholders’ Equity of 8 % for the Group and above 9 % for our Core Bank.

Revenues for the Group are expected to be essentially flat in 2020, mainly as a result of our continued de-risking activities in the Capital Release Unit. Core Bank revenues are expected to be slightly higher in 2020 compared to the previous year based on the strong revenue performance in the first nine months of the year. In addition, we expect revenues to continue to be impacted from the ongoing low interest rate environment. Although volatility has receded, macroeconomic and market conditions are expected to remain volatile for the remainder of 2020 with substantial uncertainty as to the short and longer term impacts of the COVID-19 pandemic. We may be able to offset some of these negative impacts through our ongoing investment into growth areas.

Provision for credit losses is expected to significantly increase in 2020 due to a continued normalization of provisioning levels, lower recoveries and the impact of COVID-19 on our Expected Credit Loss (ECL) estimates. We reaffirm our guidance for the full year 2020 for provision for credit losses of between 35 to 45 basis points of loans. This reflects our expectations of the macroeconomic impact from COVID-19 including the effect of the Government support programs. Further detail on the calculation of expected credit losses (ECL) is provided in the Management Report section ‘Risk Information’ in this report.

The implications of the COVID-19 pandemic and the significant uncertainties regarding the economic environment, client behavior and regulatory actions related to this make it difficult for us to accurately reflect the timing and the magnitude of changes to our CET   1 capital ratio for 2020. However, we remain committed to supporting clients through this challenging environment. We believe that significant opportunities exist to support clients which may lead to a temporary increase in risk-weighted assets (RWA) and we therefore expect RWA to be slightly higher in 2020 compared to the prior year. At the end of the third quarter of 2020, our CET   1 ratio was 13.3%, mainly due to lower loan balances driven by higher than expected repayments of credit facilities by clients, initially drawn in reaction to COVID-19, as well as lower derivative exposures. For the remainder of the year, we expect that the likelihood of falling modestly and temporarily below 12.5 % should be lower than anticipated earlier this year. We remain committed to maintaining a significant buffer above our regulatory requirements at all times. We also reaffirm our target for 2022 of a CET   1 ratio of at least 12.5%.

Driven by the ECB’s decision to declare exceptional circumstances, our Leverage exposure temporarily excludes certain eligible central bank balances. This will likely result in us meeting our original Leverage ratio target of 4.5 % as at year-end 2020. The exclusion of the eligible central bank balances is expected to expire by June 26, 2021. Excluding this effect, we expect our Leverage exposure to be slightly lower by year-end 2020 compared to the prior year. Over time, as client demand normalizes and we complete the deleveraging program in the Capital Release Unit, we believe that we will further progress on our glide path to a Leverage ratio of around 5%. As a result, we reaffirm our 2022 target of ~5 % for our Leverage ratio.

We remain committed to our target of Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance of € 19.5 billion in 2020. The decline is expected to result from cost reductions already achieved in the first nine months of 2020, the run-rate impact of measures executed in 2019 as well as from the incremental impact from the legal entity merger of DB Privat- und Firmenkundenbank AG onto Deutsche Bank AG, business exits as highlighted in our strategic announcement and further optimization of our workforce. We expect transformation related effects of approximately € 1.4 billion for the full year 2020.

Our dividend payments are subject to our ability to report sufficient levels of distributable profits under our standalone financial statements in accordance with German accounting rules (HGB) for the respective fiscal year. Following a net loss in our HGB standalone financial statements for the financial year 2019 prior to utilization of capital reserves in accordance with § 150 section 4 AktG and the corresponding dividend payment restriction, we announced that no dividend payment would be proposed for the financial year 2019. For the financial year 2020, we also do not expect to distribute a dividend. We aim to free up capital for distribution from 2022 onwards targeting a competitive dividend payout ratio.

By the nature of our business, we are involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, especially in the U.S. Such matters are subject to many uncertainties. While we have resolved a number of important legal matters and made progress on others, we expect the litigation and enforcement environment to remain challenging in the short term. For 2020, and with a caveat that forecasting litigation charges is subject to many uncertainties, we expect litigation charges, net, to be broadly in line with the levels experienced in 2019.

Adjusted costs, Adjusted costs excluding transformation charges, and Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance as well as Post-tax Return on Average Tangible Equity are non-GAAP financial measures. Please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of the Annual Report 2019 for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Our Business Segments

Corporate Bank

For Corporate Bank (CB), we expect the macro environment to remain challenging as a result of the COVID-19 pandemic and a further deterioration of the interest rate environment in the first quarter of 2020. However, this should also provide the Corporate Bank with opportunities to further support its corporate and commercial clients, including the provision of financing, payments solutions as well as through the facilitation of government sponsored lending programs.

In 2020, we expect Corporate Bank revenues to be essentially flat compared to the prior year as the COVID-19 pandemic impacts and macroeconomic headwinds are likely to be offset by our strategic growth initiatives, favorable nonrecurring items recorded in the first nine months of 2020, fees from additional lending, and the benefit from the ECB’s decision in September 2019 to introduce deposit tiering. For Global Transaction Banking, we expect revenues in 2020 to stay essentially flat compared to the prior year, including the aforementioned benefits of nonrecurring items. Cash Management revenues are expected to be slightly lower compared to the prior year, with negative effects of interest rate reductions in the U.S. and Asia-Pacific in the first quarter of 2020 partially mitigated by ongoing efforts related to deposit repricing and increasing fee income from payments-related projects. Trade revenues are expected to remain essentially flat as additional revenues from new lending may offset the slowdown of global business activity especially on structured products. Securities Services revenues are expected to be lower in 2020 mainly driven by the absence of episodic items recorded in the prior year. Trust and Agency Services revenues should be lower compared to the prior year reflecting interest rate cuts in the U.S. and Asia-Pacific in the first quarter of 2020. Commercial Banking revenues are expected to stay essentially flat as repricing actions, and lending initiatives and the widening of non-banking offering should offset the effects of a negative interest rate environment and economic slowdown as a result of the COVID-19 pandemic.

We expect provision for credit losses for the Corporate Bank in the full year to be significantly higher than in the prior year, driven by a small number of specific names and the macroeconomic outlook.

Noninterest expenses for 2020 are expected to be lower primarily reflecting the absence of a goodwill impairment and lower restructuring charges recorded in 2019. Adjusted costs excluding transformation charges should stay essentially flat as lower non-compensation costs are likely to be offset by higher internal service cost allocations. We plan to continue to focus on regulatory compliance, know-your-client (KYC) and client on-boarding process enhancement, system stability and control and conduct.

For 2020, we expect risk-weighted assets in the Corporate Bank to be slightly higher driven by the model changes as well as rating migrations on the back of the COVID-19 pandemic.

Risks to our outlook include potential impacts on our business model from macroeconomic and global geopolitical uncertainty including COVID-19 and a potential deterioration of international trade relations. In addition, uncertainty around central bank policies, ongoing regulatory developments (e.g., the finalization of the Basel III framework), event risks and levels of client activity may also have an adverse impact.

Investment Bank

Macroeconomic and market conditions for the Investment Bank (IB) are expected to be highly uncertain in the remainder of the year. The medium and long term impact of the COVID-19 pandemic is unknown, yet it has been a factor in our performance in the year-to-date and potentially beyond. IB revenues in the first nine months of 2020 were strong across both Sales & Trading (FIC) and Origination & Advisory. We expect IB revenues in the fourth quarter of the year to continue to perform well and consequently be significantly higher for the full year 2020 compared to the prior year.

We expect revenues in Sales & Trading (FIC) to be significantly higher in 2020 compared to 2019. Rates, Foreign Exchange and Global Emerging Markets have all performed strongly in the first nine months of the year. They benefited from higher levels of client activity, strong risk management and selective hiring. Our Credit Trading and Financing business was impacted by the adverse credit markets in the first quarter of 2020, but has recovered well during the second and third quarters. The positive impact from our refocused strategy that we laid out in December 2019 should continue to deliver benefits across Sales & Trading (FIC). In Origination & Advisory, we expect revenues to be significantly higher in 2020 compared to 2019. Our Debt Origination business had a strong first nine months of the year, with market share gains in a higher industry fee pool in Investment Grade debt, while our Leveraged Finance revenues remain robust despite reduced activity in the year-to-date. Our refocused Equity Origination business has benefitted from elevated issuance levels, with specific strength in the Special Purpose Acquisition Company market and we expect this to continue in the fourth quarter. These increases year over year will be partially offset by reduced revenues in Advisory where the timing of recovery remains uncertain.

We expect provision for credit losses for the Investment Bank for the full year to be significantly higher than in the prior year due to the COVID-19 pandemic.

Noninterest expenses in the Investment Bank in 2020 are expected to be lower compared to the previous year driven by a number of factors, including lower transformation costs and reduced severance and restructuring charges. Adjusted costs excluding transformation charges are also expected to be lower, driven by the full-year run-rate impact of headcount reductions in 2019, lower non-compensation costs and a decrease in service cost allocations from Infrastructure.

For 2020, we expect risk-weighted assets in the IB to be higher, driven by Credit Risk RWA inflation from the new regulatory securitization framework introduced in the first quarter of 2020, combined with higher Market Risk RWA as a result of market volatility caused by the COVID-19 pandemic. The underlying business growth is expected to be broadly flat for the year.

There are several risks to our outlook for the fourth quarter, namely the uncertainty around the impact of the second wave of the COVID-19 pandemic, trade negotiations relating to Brexit and the impact of the U.S. election results on the U.S. and wider global economies. Increasing levels of default risks, a continued Euro exchange rate appreciation and a soft U.S. dollar could also slow economic recovery. Central bank policies and ongoing regulatory developments also pose risks, while challenges such as event risks and levels of client activity may also have an adverse impact.

Private Bank

For Private Bank (PB), the macroeconomic environment is expected to remain challenging as a result of the COVID-19 pandemic. Revenues may continue to be impacted by slowed client activity due to the pandemic. Also, market values of assets under management may not fully recover to pre-pandemic levels. However, if the normalization continues during the remainder of the year, we expect PB revenues in 2020 to remain essentially flat compared to 2019.

Revenues for Private Bank Germany are expected to remain essentially flat compared to 2019. Continued growth in investment, insurance and loan revenues should offset negative impacts from the low interest rate environment and the COVID-19 pandemic. In addition, we plan to leverage pricing opportunities.

In International Private Bank, we expect revenues to be essentially flat year over year with a lower contribution from the workout of legacy positions in Sal. Oppenheim. Headwinds from the low interest rate environment and from the COVID-19 pandemic are expected to be largely mitigated with continued business growth in loan and investment products and the benefits from targeted hiring.

The COVID-19 pandemic also had an impact on provision for credit losses reflecting a weakened economic outlook. Given the continued uncertainty around extent, duration and market spillover related to the COVID-19 pandemic provision for credit losses are expected to be significantly higher in 2020 than in the prior year.

Noninterest expenses in Private Bank are expected to be slightly lower in 2020 than in 2019, reflecting the absence of an impairment of goodwill recorded in the prior year. As we continue to execute on our transformation objectives, we expect further restructuring charges in the fourth quarter 2020 and an overall significant increase of restructuring expenses compared to the prior year. Adjusted costs excluding transformation charges are expected to be slightly lower in 2020 driven by incremental savings from reorganization measures, in part offset by inflationary effects and by selected investments in growth initiatives as well as by negative impacts from changes in internal service cost allocations.

Risk-weighted assets are expected to be higher in 2020 as a result of the growth in the loan book, the implementation of regulatory changes to improve consistency of internal risk models in the industry and the reflection of continued COVID-19 impacts on credit ratings.

Assets under management are expected to remain essentially flat in 2020 assuming a normalizing market environment after the significant market turmoil in March combined with a continuation of our growth path.

Risks to our outlook include potential impacts on our business model from macroeconomic uncertainty including the COVID-19 pandemic, challenges on the interest rate environment and lower client activity. The implementation of regulatory requirements including consumer protection measures and delays in the implementation of our strategic projects could also have a negative impact on our revenues and costs. All these risks could become more pronounced dependent on the further development of the COVID-19 pandemic.

Asset Management

We believe that due to its diverse range of investments and solutions, Asset Management (AM) is well positioned to grow market share amid the industry growth trends, supported by our broad distribution reach, global footprint and digital capabilities. However, wider industry challenges such as fee compression, rising costs of regulation, competitive dynamics and the economic impact of the COVID-19 pandemic are likely to impact the full year results. In the face of these challenges, we intend to focus on innovative and sustainable products and services where we can differentiate and best serve clients, while also maintaining a disciplined cost approach.

Due to the market challenges, we have prioritized the adjusted cost-income ratio target for DWS to ensure we are able to generate maximum shareholder value in the environment in which we operate.

We expect full year 2020 revenues in AM to be slightly lower compared to 2019. Performance and transaction fees are expected to normalize in 2020 at between 3   % and 5   % of total revenues, significantly lower than 2019, which benefited from significant performance fees that are not expected to reoccur in 2020. Management fees are expected to be essentially flat year over year, as we expect that positive effects from both net inflows and favorable market in 2019 to more than offset the market decline observed earlier this year. Other revenues are expected to be essentially flat compared to 2019, with the unfavorable change in the fair value of guarantees offset by significantly lower funding costs, both impacted by the lower interest rate environment, and significantly lower investment income and gains.

To ensure our business is well protected against potential revenue headwinds, we remain committed to further reducing our costs in 2020. As a result of COVID driven cost saving and efficiencies from our planned measures, we expect lower noninterest expenses and adjusted costs excluding transformation charges.

We expect assets under management at the end of 2020 to be essentially flat compared to the end of 2019, assuming market stability and net inflows continuing into the fourth quarter of the year. In 2020, we expect net inflows into targeted growth areas of passive and alternative investments, further enhanced by strategic alliances and product innovations.

Risks to our outlook include the longevity of the economic impact of the COVID-19 pandemic, continued low interest rates in industrialized countries’ markets, the pace of growth in emerging economies and increase in wealth, as well as the demand for retirement products in industrialized countries for aging populations. Continued elevated levels of economic and political uncertainty worldwide, and protectionist and anti-trade policies, could have unpredictable consequences in the economy, market volatility and investors’ confidence, which may lead to declines in business and could affect our revenues and profits as well as the execution of our strategic plans. In addition, the evolving regulatory framework could lead to unforeseen regulatory compliance costs and possible delays in the implementation of our efficiency measures due to jurisdictional restrictions, which could have an adverse impact on our cost base.

Capital Release Unit

For the remainder of 2020, Capital Release Unit (CRU) intends to continue to execute its asset reduction program and the transition of Deutsche Bank’s Prime Finance and Electronic Equities clients, while continuing to reduce cost.

Revenues are expected to be driven by de-risking impacts, hedging costs and funding costs, partly offset by reimbursement from the Prime Finance platform. We therefore expect revenues to be negative in 2020.

Noninterest expenses for 2020 are expected to be significantly lower than in 2019. Adjusted costs excluding transformation charges are expected to be significantly lower, driven by lower compensation, lower non-compensation costs and reduced infrastructure related costs.

We continue to target € 38 billion of risk-weighted assets (RWA) for year-end 2020 although this is dependent on constructive market conditions. We expect a reduction in leverage in the range of € 10 to 15 billion for the remainder of the year, subject to market movements.

Risks to our outlook include the impact of the COVID-19 pandemic. The speed and cost of our asset reductions could be affected by counterparties’ return expectations and credit risk appetite. Effective asset disposal relies upon functioning capital markets and the active participation of clients and counterparties. In addition, delays to the implementation of expense management initiatives could have an adverse impact on our cost base. We continue also to carefully monitor the legal and regulatory environment as it relates to the € 2.0 billion foreign currency denominated mortgage portfolio in Poland. Adverse developments could have a negative impact on the portfolio.

Corporate & Other

In 2020, Corporate and Other will continue to be impacted by valuation and timing differences on positions that are economically hedged but do not meet the accounting requirements for hedge accounting. It will also include infrastructure expenses associated with shareholder activities as defined in the OECD Transfer Pricing Guidelines, which are not business specific. There will be certain transitional costs held centrally in Corporate and Other relating to changes in our internal funds transfer pricing (‘FTP’) framework, as well as costs linked to legacy activities relating to the merger of the DB Privat- und Firmenkundenbank AG onto Deutsche Bank AG. We expect to retain around € 250 million in total related to these funding costs in Corporate and other. Additionally certain real estate transformation charges relating to the acceleration of our real estate footprint rationalization will be included in Corporate and Other.

Additionally, Corporate & Other will continue to be impacted by any difference between planned and actual allocations as Infrastructure expenses are allocated to the corporate divisions based on the planned allocations as well as the reversal of noncontrolling interests, mainly related to DWS, which are deducted from profit or loss before tax of the divisions.

Risks and opportunities

The developments noted in the nine months ended September 30, 2020, with the exception of impacts from COVID-19, did not materially alter our assessment of the risks and opportunities that our businesses are exposed to as laid out in our Annual Report 2019.

COVID-19

With regard to the ongoing COVID-19 pandemic, downside risks have materially increased year-to-date. Underlying risks continue to affect a number of themes highlighted in our Annual Report 2019 and could continue to materialize individually as well as simultaneously. Therefore the negative impact on our business environment could fluctuate significantly and adversely affect our business, results of operations or strategic plans and targets, as well as our share price.

The largely unprecedented economic disruption caused by the COVID-19 pandemic resulted, at least temporarily, in an extremely severe GDP contraction in all major economies in the first half of 2020. After the widely anticipated rebound in the third quarter, our baseline expectation is that the economic recovery will continue at a significantly slower pace in the next couple of quarters as the COVID-19 pandemic spreads faster with the arrival of cold weather in the Northern hemisphere, and because additional fiscal stimulus in the U.S. will partly be delayed until after the U.S. presidential election. We expect the economic recovery to re-accelerate in the middle of next year as widespread, effective COVID-19 vaccination becomes available (a key assumption) and initial disbursements from the EU Recovery Fund are made to the member states. With COVID-19 infection rates having recently increased, especially in some European countries, we continue to see a significant downside risk from protracted periods of waves of COVID-19 infections, resumed lockdowns, deeper risk aversion and a delayed recovery. Due to the largely unprecedented nature of the COVID-19 crisis, forecast uncertainty will probably remain unusually high for quite some time. As a bank, our working assumption is that lagged effects of the COVID-19 recession will continue to unfold and that the low interest rate environment in the Eurozone will persist for several quarters at least.

During 2020, we have observed a worsening of the creditworthiness of certain portfolios due to the deterioration of the overall economic situation, which is also reflected in our increased level of loan loss provisions. If the situation continues to worsen, it may lead to additional rating declines among our clients, further increasing loan losses as well as potential client drawdowns of credit facilities (as observed earlier in the year) which in turn would lead to an increase in capital requirements and liquidity demands. Higher volatility in financial markets could lead to increased margin calls both inbound and outbound. Policy measures taken by central banks and governments are helping to mitigate some of the short-term impacts.

In order to alleviate the high level of uncertainty, numerous countries have introduced moratoria for private clients and small businesses, as well as supporting measures such as state-backed credit programs for corporates. Additionally, there have been several private moratoria in place to support clients. For all these moratoria, customers could apply during a given application phase while the measure, depending on the respective moratoria, could run over a longer time period (mostly up to three or six months, sometimes even longer). In some countries, like Germany, the private and state moratoria have expired. Other countries, like Italy, have extended their state moratoria until early 2021. While we currently observe no material adverse impact from the expired moratoria, withdrawal of support measures is likely to mean that defaults and credit losses will remain elevated over the course of 2021. The bank will continue to monitor relevant portfolios with regards to the upcoming expiry of the remaining moratoria and signs of credit deterioration.

The COVID-19 pandemic has intensified the “lower for longer” interest rate environment, as key central banks cut policy rates and / or provided significant liquidity in support of the economy. This has resulted in further pressure on bank interest margins and will continue to weigh on banks’ business models. However, it supported a rapid recovery in asset prices, in many cases back to pre-COVID-19 levels despite significantly weaker fundamentals. At these levels, financial markets are highly vulnerable to potential shocks including periods of waves of COVID-19 infections or an upside interest rate shock.

The aforementioned external developments can impact our revenue generating capabilities, while market declines and volatility could also negatively impact the value of financial instruments and cause us to incur losses.

From an operational perspective, and despite the business continuity and crisis management policies currently in place, the COVID-19 crisis, continuous changes in government responses, as well as further potential waves of infections and lockdowns may continue to have an adverse impact on our business activities. The move across global industries to conduct business from home and away from primary office locations continues to put pressure on business practices, the demand on our technology infrastructure and also the risk of cyber-attacks which could lead to technology failures, security breaches, unauthorized access, loss or destruction of data or unavailability of services, as well as increase the likelihood of conduct breaches. Any of these events could result in litigation or result in a financial loss, disruption of our business activities and liability to our customers, government intervention or damage to our reputation. At the same time the cost to us of managing these cyber, information security and other risks remains high. Delays in the implementation of regulatory requirements, including consumer protection measures and of our strategic projects, could also have a negative impact on our revenues and costs, while a return of higher market volatility has led and could continue to lead to increased demand on markets surveillance monitoring and processing. Our vendors and service providers are facing similar challenges with the risk that these counterparties could be unable to fulfill their contractual obligations, putting the benefits we seek to obtain from such contracts at risk.

The COVID-19 pandemic may also delay or reduce the rate of regular employee attrition, putting pressure on the Group meeting its headcount and cost targets, increasing the cost of involuntary severance arrangements needed to meet those targets, and providing a limited opportunity to redeploy talented employees within the bank whose roles are made redundant. Requests from regulators to demonstrate moderation in the levels of compensation that we can offer may put the Group at a disadvantage in attracting and retaining talented employees.

All of the above could have a material impact on our CET 1 ratio. As previously announced, it is therefore possible that we will fall below our CET 1 target of at least 12.5 % in upcoming periods. Whilst the Liquidity Coverage Ratio remained above the regulatory minimum during the third quarter of 2020, the risk of future waves of COVID-19 and a deeper and more protracted economic recession may put pressure on liquidity metrics during the remainder of the year and lead to liquidity and funding outflows. At the same time, this might temporarily impact our cost of funding and therefore adversely affect our profitability. Action has been taken by regulators in Europe and in other regions to provide targeted and temporary flexibility from elements of the prudential framework to avoid unintended pro-cyclical effects. For instance at the European level, changes made to the Leverage Ratio include, allowing the netting of pending settlements and the exclusion of cash held in central banks. In addition, exceptional changes to the market risk RWA framework, where excesses relative to modelled outcomes would previously have given rise to increased capital requirements, were relaxed.

In addition, the disruption caused by the COVID-19 pandemic could also adversely impact the review, testing and measurement of impairment of goodwill and intangible assets. The valuation of our deferred tax assets may also be affected.

In order to manage financial and non-financial risk impacts of COVID-19, Deutsche Bank is utilizing dedicated governance structures including Global and Regional Crisis Management. More broadly and where relevant, additional controls and processes have been established including additional reporting to ensure relevant senior stakeholders including the Management Board are up-to-date.

The COVID-19 pandemic also brings potential opportunities including accelerating the process of digitalization across various industries, enabling the bank to provide a faster service to customers through emerging digital touchpoints as well as the opportunity to co-innovate and support clients with their investment in digitalization projects and strategies. Both of these strengthen our client relationships and drive additional business.

The COVID-19 pandemic has also impacted the bank’s cost structure. Whilst in the short term it was required to equip branches & office buildings with anti-infection supplies, we are now assessing options to sustainably reduce e.g. real estate cost through continued higher levels of working from home, which has generally been positively received by employees. Certain cost categories have been positively impacted by COVID-19 temporarily, such as Travel & Entertainment and Marketing & Events.

Political risks

The COVID-19 pandemic has so far not resulted in any further political fragmentation in the Eurozone with ample central bank liquidity provisions, the availability of EU financial support (e.g. ESM loans) and the agreement of the new € 750 billion Recovery Fund supporting the medium-term economic outlook of countries hit hardest by the pandemic through the disbursement of grants and loans. The Recovery Fund will also help to mitigate against the risk of upward pressure on government bond yields in those countries.

Significant uncertainty remains over the future relationship between the European Union (EU) and the United Kingdom (UK) following the UK’s withdrawal from the European Union. Therefore, it is difficult to determine the full impact on us in the long term. Brexit has already impacted the structure and business model of our UK operations and we have applied for authorization from the Prudential Regulation Authority and Financial Conduct Authority, our UK regulators, to continue to undertake regulated activity in the UK (previously undertaken pursuant to the European Passport provisions). Despite our Brexit preparations, failure to gain authorization as a Third Country Branch in 2021 could adversely affect our business, results of operations or strategic plans. Moreover, without either a comprehensive free trade agreement for services or equivalence between EU and UK regimes for Financial Services we will be restricted in our ability to provide financial services to and from the UK.

The passing of a national security law for Hong Kong by mainland China has increased tensions between the U.S. and China. The U.S. sees Hong Kong’s autonomy as being compromised and has therefore revoked Hong Kong’s special trade status and sanctioned Chinese officials. There remains a risk of social unrest in Hong Kong but we expect that Hong Kong’s role as an offshore financial hub and currency peg will be minimally impacted as for now. While it is too early for us to predict the medium to long term impacts on our business or our financial targets, these could be material and adverse.

Although it is difficult to predict the potential impact, uncertainty related to the U.S. elections in November 2020 could adversely impact financial markets as well as our performance. Furthermore, we may see increased volatility in the period prior to the vote and risk exposures will continue to be managed accordingly. Long term impacts or benefits from future policy changes are difficult to estimate at this stage.

Regulatory reforms, assessments and proceedings

Although regulatory reforms have been selectively delayed in order to support banks’ efforts to more easily manage the impacts from COVID-19 and provide financing to the real economy, the regulatory reforms enacted and proposed in response to weaknesses identified during the last financial crisis together with the increased regulatory scrutiny and discretion will impose material costs on us, create significant uncertainty and may adversely affect our business plans as well as our ability to execute our strategic plans in the medium-term. Those changes that require us to maintain increased capital may significantly affect our business model, financial condition and results of operation as well as the competitive environment generally. Two future changes which will impact our business are the implementation of Final Basel III reforms and Brexit. Implementation of both changes are however still heavily debated in all key jurisdictions by policymakers. We currently expect our capital requirements to increase in 2024 from the implementation of Final Basel III in the EU, in particular from higher risk weights for our exposure in most risk areas. We expect a further increase in risk-weights for our exposures from 2028/2029 from the introduction of the new output floor included in Final Basel III. Regulatory reforms in respect of resolvability or resolution measures may also significantly impact our business operations. In addition, regulatory changes may impact how key entities are funded which could affect how businesses operate and negatively impact results. Whilst Deutsche Bank is prepared for all scenarios in the absence of any certainty on equivalence decisions between UK and EU in future, it is unclear precisely how Brexit will impact financial markets and the location of market liquidity. The possibility of a ‘no-deal’ Brexit could also cause local economic disruption with implications for our clients.

Regulators can also impose capital surcharges or regulatory adjustments, for example, as a result of the regular Supervisory Review and Evaluation Process (SREP), to reflect additional risks posed by deficiencies in our control environment, or as a result of supervisory inspections concerning the treatment of specific products or transactions. The European Central Bank (ECB) has already used these powers in its SREP Decisions and may continue to do so to address findings from onsite inspections. In extreme cases, they can even suspend certain activities or our permission to operate within their jurisdictions and impose monetary fines for failures to comply with rules applicable to us. As the ECB indicated that it will not issue any new SREP guidance this year, the 2019 SREP decision continues to apply.

Regulators and central banks have set the goal of improving the robustness of financial benchmarks, especially interest rate benchmarks. As a result, the ongoing availability of, among other benchmarks, the London Interbank Offered Rate (LIBOR), and the Euro Overnight Index Average rate (EONIA and, together, IBORs) and potential timing of discontinuation remain uncertain. Some reforms are already effective (such as the recent Central Counterparties (CCP) switch to €STR discounting from EONIA) while others are still to be implemented or are under consideration. These reforms may cause IBORs to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated.

A material portion of our assets and liabilities, including financial instruments we trade and other transactions and services we are involved in, have interest rates linked to IBORs that may be subject to potential reform or discontinuation, requiring us to prepare for such change and for a potential transition to “risk-free-rates” (RFRs) where relevant. The discontinuation of these IBORs and the transition to RFRs pose a variety of risks to us, including risks of market disruption with associated market and liquidity risks, litigation risk, accounting and tax risks and operational risks. Depending on how these matters and the related risks develop, and the adequacy of the response of the industry, the market, regulators and us to them, the reform and discontinuation of IBORs and transition to RFRs could have adverse effects on our business, results of operations, capital requirements and profitability. Also, as discounting methodologies for interest rate derivatives continue to change, including the recent USD related transition from Federal Funds Rate to Secured Overnight Financing Rate (SOFR), our consolidated income statement may be impacted accordingly.

More broadly, initiatives to reform existing benchmarks and our participation in them, including as benchmark submitters, could potentially expose us to legal, reputational and other risks.

Compliance and Anti-Financial Crime risks

Initiatives to enhance the efficacy of our internal control environment are ongoing to ensure that we conduct our business in compliance with the laws and regulations. Improvements to our internal control environment contribute to combat financial crime, avoid fines, and prevent negative impact on Deutsche Bank’s reputation.

Our anti-money laundering and know-your-client (KYC) processes and controls, as well as other internal processes that are aimed at preventing misuse of our products and services for the purpose of committing or concealing financial crime, and our personnel responsible for our efforts in these areas, continue to be subject to regulatory reviews, investigations and enforcement actions in a number of jurisdictions. The outcome of these investigations and enforcement actions is difficult to estimate which may substantially and adversely affect our planned results of operations, financial condition and reputation.

Recent examples of financial crime matters include the U.S. Department of Financial Services (DFS) imposition of a US$ 150 million monetary penalty on Deutsche Bank for compliance failures in connection with the Bank’s relationship with Jeffrey Epstein and correspondent banking relationships with Danske Bank Estonia and FBME Bank. The amount has been fully provisioned already in the second quarter 2020. A working group has been established to address the gaps reported by the DFS. In addition, a globally organized group of journalists, the International Consortium of Investigative Journalists (ICIJ), has reported on a number of historic issues related to the fight against anti-money laundering. Those relating to Deutsche Bank are well known to its regulators. The issues have been investigated and in certain cases led to resolution with regulators. We continue to invest in improving our control framework.

Strategy

The operating environment could worsen significantly or our assumptions and controls over any of the aforementioned items could vary significantly from our current expectations. The COVID-19 pandemic and its continuing impact on the global economy may affect our ability to meet our financial targets. While it is too early for us to predict the full impacts of the expanding pandemic and the governmental responses to it may have, we may be materially adversely affected by a protracted downturn in local, regional or global economic conditions that are harming specific sectors of various economies and in turn could impact our core businesses. In that situation, we would need to take action to ensure we meet our minimum capital objectives. These actions or measures may result in adverse effects on our business, results of operations or strategic plans and targets.

The Group enters into contracts and letters of intent in connection with its transformation strategy as well as in the ordinary course of business. When these are preliminary in nature or conditional, the Group is exposed to the risk that they do not result in execution of the final agreement or consummation of the proposed arrangement, putting associated benefits with such agreements at risk. Such partnerships also have the potential to offer a broad range of opportunities for the bank. For example, on July 7, 2020 Deutsche Bank and Google Cloud signed a letter of intent to join forces in order to redefine how the bank develops and offers its financial services. The partnership should offer Deutsche Bank direct access to world-class data science, artificial intelligence and machine learning that could result in improved risk analytics and advanced security solutions to protect clients’ accounts but also Deutsche Bank by improving our Anti Financial Crime capabilities, e.g. by enhancing KYC capabilities and Transaction Monitoring solutions.

At the same time, we may benefit from opportunities to grow our market share and client base in the core bank, especially in Europe and in our German home market, supporting clients where peers have retreated and supporting the economy by ensuring corporates have the necessary working capital to manage though the crisis. New modes of working which have emerged during the COVID-19 pandemic can help accelerate our cost saving initiatives.

Risk information

The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and their developments within the third quarter of 2020. Disclosures according to Pillar 3 of the Basel 3 Capital Framework, which are implemented in the European Union by the CRR and supported by EBA Implementing Technical Standards or the EBA Guideline, are published in our separate Pillar 3 report which can be found on our website.

As a reaction to the COVID-19 outbreak, certain legislative changes to the prudential framework have been made and are applicable since the second quarter 2020 reporting. Regulation (EU) 2020/866 increases the diversification benefit applicable to aggregate additional value adjustments from 50 % to 66 % until year end 2020. Regulation (EU) 2020/873 introduces various changes to the determination of risk weighted assets and the leverage exposure. For example the risk weights applicable to certain small or medium-sized enterprise (SME) is reduced by applying scaling factors depending on the exposure value. With respect to the leverage exposure, for example cash receivables and cash payables are offset where the related regular-way sales and purchases are both settled on a delivery-versus-payment basis. In addition certain Euro-based exposures facing Eurosystem central banks may be excluded from the leverage exposure subject to having obtained permission from the European Central Bank. Based on Decision (EU) 2020/1306 of the European Central Bank, the Group is allowed for the first time to exclude these exposures from the leverage exposure. This exclusion currently applies until June 27, 2021.

For all of our CET 1 measures we also apply the transitional arrangements in relation to IFRS 9 as provided in the current CRR/CRD.

We present in this report certain figures based on the CRR definition of own fund instruments (applicable for AT1 capital and T2 capital and figures based thereon, including Tier 1, Total Capital and Leverage Ratio) on a “fully loaded” basis. We calculate such “fully loaded” figures excluding the transitional arrangements for own fund instruments as provided in the currently applicable CRR/CRD. For CET   1 instruments we do not make use of transitional provisions.

For the comparative numbers as per yearend 2019 we still applied our earlier concept of fully loaded, defined as excluding the transitional arrangements for own funds instruments introduced by the CRR/CRD applicable until June 26, 2019, but reflecting the transitional arrangements introduced by the amendments to the CRR/CRD applicable from June 27, 2019, and further amendments thereafter.

Please refer to our Annual Report 2019 under the chapter “Risk report” for further information on key risk categories and on the management of our material risks.

Overall risk assessment

In the third quarter of 2020 our macro-financial operating environment continued to be impacted by the COVID-19 pandemic. As we expected, the stringent lockdown and other containment measures used to combat COVID-19 resulted in a very severe recession in Europe, the U.S. and most other major economies in the first half of 2020. With lockdown measures gradually being lifted in the course of the second quarter, most economies have experienced a partial rebound in activity in the third quarter, boosted by the timely and substantial easing of monetary and fiscal policy. However, some activity and sentiment indicators suggest that after the initial bounce-back the recovery has lost momentum already.

The COVID-19 pandemic has intensified the “lower for longer” interest rate environment, as key central banks cut policy rates and / or provided significant liquidity in support of the economy. Longer-term sovereign benchmark yields remained near record lows as central bank support, investment flows into safe assets and low inflation expectations dominated any market concerns about higher issuance volumes and weaker credit quality due to the COVID-19 pandemic. This has supported a rapid recovery in asset prices, in many cases back to pre-COVID-19 levels despite significantly weaker fundamentals, and means that markets are vulnerable to potential upside rate shocks, although this is viewed as unlikely to materialize in the near term.

With COVID-19 infection rates having recently increased, especially in some European countries, we continue to see a significant downside risk of a more protracted pandemic with ongoing waves of infections, resumed lockdowns, deeper risk aversion and a delayed recovery well into 2021, and / or a more permanent damage to potential growth than expected in a baseline scenario. This would have negative implications for corporate credit quality and increase the probability of a severe market correction. The anticipated withdrawal of some COVID-19-related government support measures mean that defaults are likely to remain elevated over the course of 2021 even if economies recover as currently expected. Given continued high levels of uncertainty in the macro-economic outlook and to address a potential lag in defaults which could materialize in the fourth quarter 2020, we continue to make use of a management overlay as part of our provisions for credit losses.

An extended COVID-19 pandemic could also increase political risks, especially in Europe where North-South differences within the Eurozone may widen further. This risk may be mitigated by ample central bank liquidity provisions and the availability of EU financial support (e.g. ESM loans), including the € 750 billion Recovery Fund agreed in the second quarter. Whilst supporting the medium-term economic outlook of the EU countries hit hardest by the pandemic through the disbursement of grants and loans, the EU Recovery Fund also helps to mitigate against the risk of upward pressure on government bond yields in those countries.

Other macroeconomic downside risks remain elevated, including a potential re-escalation of the global trade and technology conflict particularly between the U.S. and China. An unwinding of the existing trade deal or an escalating trade conflict with Europe including higher U.S. import tariffs on automobiles would add to the negative impact on global trade and economic growth.

Brexit uncertainty remains significant as by the end of the third quarter, the negotiations between the UK government and the EU did still not result in any tangible agreement about the future economic relationship. Without sufficient time to negotiate a comprehensive trade deal, the risk of a “no-deal” Brexit remains high, weighing on the economic and trade outlook for Europe overall. The upcoming US election is also a potential source of market instability, particularly in the event of a very close/contested result.

Geopolitical risks also remain elevated in the Middle East/Iran and in various parts of Asia including Hong Kong following the passing of a national security law for Hong Kong by mainland China. Negative geopolitical events could amplify the adverse impact of the COVID-19 pandemic on equity, credit and other risk asset markets. If sustained, the depressed level of oil prices could also lead to further strain on the financial profile of oil-exporting countries and the oil industry, including the U.S.

In addition to the risks mentioned above, we are exposed to a variety of financial risks, including but not limited to counterparty default risks or sudden market shocks impacting our credit and market risk profiles and non-financial risks including but not limited to operational and IT infrastructure, transaction processing and third party vendor risks.

The potential impacts of these risks on our balance sheet and profitability are assessed through portfolio reviews and stress tests. Stress tests are also used to test the resilience of Deutsche Bank’s strategic plans. The results of these tests indicate that the currently available capital and liquidity reserves, in combination with available mitigation measures, would allow us to absorb the impact of these risks if they were to materialize as envisaged.

Key risk metrics

The following selected key risk ratios and corresponding metrics form part of our holistic risk management across individual risk types. The Common Equity Tier 1 ratio (CET 1), Economic Capital Adequacy (ECA) Ratio, Leverage ratio (LR), Total Loss Absorbing Capacity (TLAC), Minimum Requirement for Own Funds and Eligible Liabilities (MREL), Liquidity Coverage Ratio (LCR) and Stressed Net Liquidity Position (sNLP) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing (except LCR, TLAC and MREL) and recovery and resolution planning practices, which are reviewed and approved by our Management Board at least annually.

Common Equity Tier 1 ratio
30.9.2020	13.3%
31.12.2019	13.6%

Economic capital adequacy ratio
30.9.2020	175%
31.12.2019	163%

Leverage ratio (fully loaded)
30.9.2020	4.4%
31.12.2019	4.2%

Total loss absorbing capacity (TLAC)
30.9.2020 (Risk Weighted Asset based)	32.51%
30.9.2020 (Leverage Exposure based)	9.59%
31.12.2019 (Risk Weighted Asset based)	34.67%
31.12.2019 (Leverage Exposure based)	9.62%

Liquidity coverage ratio (LCR)
30.9.2020	151%
31.12.2019	141%

Total risk-weighted assets
30.9.2020	€ 324.5 bn
31.12.2019	€ 324.0 bn

Total economic capital
30.9.2020	€ 27.4 bn
31.12.2019	€ 29.2 bn

Leverage exposure
30.9.2020	€ 1,101 bn
31.12.2019	€ 1,168 bn

Minimum requirement for own funds and eligible liabilities (MREL)
30.9.2020	10.15%
31.12.2019	11.57%

Stressed net liquidity position (sNLP)
30.9.2020	€ 52.8 bn
31.12.2019	€ 24.3 bn

Risk-weighted assets

Risk-weighted assets by risk type and business division

	Sep 30, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total
Credit risk	51,330	70,661	68,326	5,581	8,416	18,073	222,388
Settlement risk	0	0	0	0	18	75	93
Credit valuation adjustment (CVA)	46	3,673	99	88	714	83	4,704
Market risk	243	22,379	0	28	5,128	22	27,800
Operational risk	6,222	27,049	7,640	3,586	25,067	0	69,564
Total	57,841	123,762	76,066	9,283	39,343	18,253	324,548

	Dec 31, 2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total
Credit risk	50,897	67,437	65,540	4,873	13,155	19,156	221,060
Settlement risk	0	192	0	0	6	44	242
Credit valuation adjustment (CVA)	48	2,009	103	56	2,450	17	4,683
Market risk	530	20,390	89	28	4,331	0	25,368
Operational risk	7,333	26,525	8,299	4,570	25,931	5	72,662
Total	58,808 [1]	116,552 [1]	74,032 [1]	9,527	45,874	19,223 [1]	324,015

1 The divisional split for December 31, 2019 has been updated from the previous disclosures to reflect the current divisional structure.

Our RWA was € 324.5 billion as of September 30, 2020, compared to € 324.0 billion at the end of 2019. The increase of € 0.5 billion was primarily driven by market risk RWA and credit risk RWA, which was partly offset by operational risk RWA. Market RWA increased by € 2.4 billion and was primarily driven by the VaR and SVaR components which comprised 72 % of market risk RWA (€ 20.1 billion out of a total of € 27.8 billion) the remainder coming from the incremental risk charge and the market risk standardized approach (covering securitizations, longevity and certain collective investment undertakings (CIUs)). The increase in credit risk RWA by € 1.3 billion was driven by the introduction of the new framework for securitization positions, impacts on rating migrations on the back of the repercussion of the prevailing COVID-19 pandemic and exposure increases across all businesses. This is partly offset by positive impacts due to application of the “quick fix” amendment of the CRR (Regulation (EU) 2020/873) in relation to certain small or medium-sized enterprise (SME) exposures, where risk weight reducing scaling factors were applied, as well as de-risking initiatives. The operational risk RWA reduction of € 3.1 billion was mainly driven by a more favorable development of our internal loss profile feeding into our capital model as well as a model change roll-out of the external loss data classification in alignment with recent regulatory requirements. This was partially offset by the reduced Expected Loss deductible. Additionally our RWA decreased by € 5.1 billion due to foreign-exchange movements.

Furthermore, as of October 1, 2020 we have received model approval from the ECB to change our internally developed value-at-risk model for managing and capitalizing market risk. This is a historical simulation model which predominantly utilizes full revaluation, as opposed to the previous sensitivity-based Monte Carlo VAR model. Historical data in our external reports, including for the third quarter 2020, will be based on the Monte Carlo model. Future reporting will be based on the historical simulation model. Historical simulation provides greater transparency to identify specific dates and their associated market moves; combined with the more accurate risk capture of complex products and their cross effects will contribute to the better management of our risks. While historical simulation has been seen to be more sensitive to extreme tail events, as experienced during the period at the end of the first quarter 2020 it is not expected to lead to a material change in market risk RWA for the fourth quarter 2020.

CET 1 capital reconciliation to shareholders equity

in € m.	Sep 30, 2020	Dec 31, 2019
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	54,729	55,857
Difference between equity per IASB IFRS / EU IFRS4	38	0
Total shareholders’ equity per accounting balance sheet (EU IFRS)	54,767	55,857
Deconsolidation/Consolidation of entities	(110)	(116)
Of which:
Additional paid-in capital	(11)	(12)
Retained earnings	(195)	(220)
Accumulated other comprehensive income (loss), net of tax	97	116
Total shareholders’ equity per regulatory balance sheet	54,657	55,741
Minority Interests (amount allowed in consolidated CET 1)	818	837
Accrual for dividend and AT1 coupons1	(286)	0
Reversal of deconsolidation/consolidation of the position accumulated other comprehensive income (loss), net of tax, during transitional period	0	0
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	55,189	56,579
Prudential filters	(1,738)	(1,888)
Of which:
Additional value adjustments	(1,541)	(1,738)
Any increase in equity that results from securitized assets	(1)	(2)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(196)	(148)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	0	0
Regulatory adjustments	(10,364)	(10,543)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(6,197)	(6,515)
Deferred tax assets that rely on future profitability	(1,692)	(1,445)
Negative amounts resulting from the calculation of expected loss amounts²	(165)	(259)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(803)	(892)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Other3	(1,507)	(1,433)
Common Equity Tier 1 capital	43,086	44,148

1 Interim profits are recognized subject to approval as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).

2 Expected loss shortfall calculation considers 2020 increases in Allowance for Credit Losses which is subject to approval by ECB in context of Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).

3 Includes € 0.4 billion capital deduction effective from April 2019 and € 0.3 billion effective from October 2016 based on regular ECB review, € 0.9 billion capital deduction based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme effective from January 2018 onwards. Effective June 30, 2020, we make use of the IFRS 9 transitional provision as per Article 473a of the CRR resulting in CET 1 increase of € 0.1 billion as of September 30, 2020.

4 Differences in “equity per balance sheet” result entirely from deviations in profit (loss) after taxes due to the application of EU carve-out rules as set forth in the chapter "Basis of preparation/impact of changes in accounting principles". These rules were initially applied in the first quarter 2020.

As of September 30, 2020, our CET 1 capital ratio decreased to 13.3 % compared to 13.6 % as of December 31, 2019. The decrease is due to a € 1.1 billion decrease in our CET 1 capital compared to year end 2019 and the above-mentioned increase in RWA. The decrease of € 1.1 billion in CET 1 capital was the result of negative effects from Currency Translation Adjustments of € 1.2 billion with some positive foreign exchange counter-effects in capital deduction items. Furthermore, there was payment of our yearly AT1 coupon of € 0.3 billion in the second quarter of 2020 which was not accrued in CET 1 capital as a consequence of the negative net income in financial year 2019 following Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4). This was partially offset by positive effects from reduced regulatory adjustments from prudential filters (mainly additional value adjustments) of € 0.2 billion and unrealized gains of € 0.2 billion mainly due to falling interest rates and narrowing credit spreads compared to 2019.

Economic capital adequacy ratio and total economic capital

The economic capital adequacy ratio was 175 % as of September 30, 2020, compared to 163 % as of December 31, 2019. The increase in the ratio was due to a decrease in capital demand and an increase in capital supply.

The total economic capital demand amounted to € 27.4 billion as of September 30, 2020, compared to € 29.2 billion as of December 31, 2019. The decrease of € 1.8 billion was driven by reductions in economic capital demand for business risk, market risk and operational risk, which were partly offset by higher economic capital demand for credit risk. The economic capital demand for business risk decreased by € 1.6 billion mainly due to a lower strategic risk component reflecting improved earnings outlook for the next twelve months. The economic capital demand for market risk decreased by € 0.5 billion due to lower inventory in the Investment Bank, which was partially offset by additional interest rate hedging to reduce net interest income volatility. The economic capital demand for operational risk reduced by € 0.2 billion mainly driven by a slightly lighter loss profile. The economic capital demand for credit risk increased by € 0.5 billion mainly due to model enhancement for recovery risk, rating migrations related to the COVID-19 pandemic with associated exposure increases largely reversed by the end of the third quarter. The inter risk diversification benefit of the economic capital demand remained stable.

The total economic capital supply amounted to € 47.9 billion as of September 30, 2020, compared to € 47.6 billion as of December 31, 2019. The increase of € 0.3 billion was mainly driven by the recognition of newly issued Additional Tier   1 capital instruments of € 0.9 billion during the first quarter of 2020. Additionally, there were reduced capital deductions from lower goodwill and other intangible assets of € 0.3 billion and prudential filters (additional value adjustment) of €   0.2   billion. Furthermore, there were unrealized gains of € 0.2 billion mainly due to falling interest rates and narrowing credit spreads compared to 2019. These were partially offset by negative effects from Currency Translation Adjustments of € 1.2   billion. In the second quarter of 2020, the yearly AT1 coupon was paid out which was offset by corresponding accruals.

Leverage ratio and leverage exposure

As of September 30, 2020, our fully loaded Leverage ratio was 4.4 % compared to 4.2 % as of December 31, 2019. This takes into account a fully loaded Tier 1 capital of € 48.8 billion over an applicable exposure measure of € 1,101 billion as of September 30, 2020 (€ 48.7 billion and € 1,168 billion as of December 31, 2019, respectively).

In the first nine months of 2020, our Leverage exposure decreased by € 67 billion to € 1,101 billion, mainly driven by the application of the “quick fix” amendment of the CRR (Regulation (EU) 2020/873, Article 500b) approved by ECB-Decision (EU) 2020/1306, allowing the temporary exclusion of certain central bank exposures contributing a reduction of €   97   billion. Without this temporary exclusion, our Leverage exposure increased by € 30 billion in the first nine months of 2020. This primarily reflected the development of our balance sheet (for additional information please refer to section “Movements in assets and liabilities” in this report); cash and central bank/interbank balances increased by € 40 billion, Financial assets at fair value through OCI grew by € 8 billion and non-derivative trading assets increased by € 8 billion. This was partly offset by pending settlements which - despite being higher on a gross basis from seasonally low year-end levels - decreased by € 5 billion due to application of the “quick fix” amendment of the CRR (Regulation (EU) 2020/873, Article 500d), allowing the netting of cash receivables and cash payables where the related regular-way sales and purchases are both settled on a delivery-versus-payment basis. SFT-related items (securities purchased under resale agreements, securities borrowed and receivables from prime brokerage) decreased by € 7 billion. Loans decreased by € 2 billion. Remaining asset items increased by € 4   billion, largely related to cash margin receivables. Furthermore, there was a decrease of the Leverage exposure related to derivatives by € 17 billion (€ 6 billion excluding deductions of receivables assets for cash variation margin provided in derivatives transactions) mainly driven by lower add-ons for potential future exposure. Off-balance sheet exposures decreased by €   1   billion corresponding to lower notional amounts for irrevocable lending commitments.

The decrease in Leverage exposure in the first nine months of 2020 included a foreign exchange impact of € 28 billion, mainly due to the strengthening of the Euro against the U.S. dollar and the Pound Sterling. The effects from foreign exchange rate movements are embedded in the movement of the Leverage exposure items discussed in this section.

On a phase-in basis, our Leverage ratio was 4.5 % compared to 4.3 % as of December 31, 2019. This takes into account, as of September   30, 2020, a phase-in Tier   1 capital of € 49.9 billion over an applicable exposure measure of €   1,101   billion (€   50.5   billion and € 1,168 billion as of December 31, 2019, respectively).

Not applying the above mentioned temporary exclusion of certain central bank exposures our Leverage exposure was € 1,198 billion as of September 30, 2020, corresponding to a Leverage ratio of 4.1   % on a fully loaded basis and 4.2   % on a phase-in basis.

Total loss absorbing capacity and minimum requirement for own funds and eligible liabilities

TLAC and MREL

in € m. (unless stated otherwise)	Sep 30, 2020	Dec 31, 2019
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET 1)	43,086	44,148
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	6,849	6,397
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	7,229	5,957
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	379	16
Tier 2 (T2) capital instruments eligible under TLAC/MREL	7,609	5,973
Total regulatory capital elements of TLAC/MREL	57,543	56,519

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	47,971	55,803
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	–
Total Loss Absorbing Capacity (TLAC)	105,515	112,322
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	105,515	112,322
Senior preferred plain vanilla	3,728	2,856
Available Minimum Own Funds and Eligible Liabilities (MREL)	109,242	115,178

Risk Weighted Assets (RWA)	324,548	324,015
Leverage Ratio Exposure (LRE)	1,100,745	1,168,040
Total liabilities and own funds after prudential netting (TLOF)	1,076,149	995,513

TLAC ratio
TLAC ratio (as percentage of RWA)	32.51	34.67
TLAC requirement (as percentage of RWA)	20.52	20.58
TLAC ratio (as percentage of Leverage Exposure)	9.59	9.62
TLAC requirement (as percentage of Leverage Exposure)	6.00	6.00
TLAC surplus over RWA requirement	38,922	45,640
TLAC surplus over LRE requirement	39,470	42,240

MREL subordination
MREL subordination ratio (as percentage of TLOF)	9.80	11.28
MREL subordination requirement (as percentage of TLOF)	6.11	6.11
Surplus over MREL subordination requirement	39,762	51,496

MREL ratio
MREL ratio (as percentage of TLOF)	10.15	11.57
MREL requirement (as percentage of TLOF)	8.58	8.58
MREL surplus over requirement	16,909	29,763

TLAC

As of September 30, 2020, total loss absorbing capacity (TLAC) was € 105.5 billion and the corresponding TLAC ratios were 32.51% (RWA based) and 9.59% (Leverage exposure based), compared to € 112.3 billion and corresponding TLAC ratios of 34.67% (RWA based) and 9.62% (Leverage exposure based) as of December 31, 2019. This means that Deutsche Bank has a comfortable buffer of € 38.9 billion over its total loss absorbing capacity minimum requirement of € 66.6 billion (higher of 20.52 % RWA based and 6 % Leverage exposure based).

MREL

As of September 30, 2020, total liabilities and own funds (TLOF) were € 1,076.1 billion and available MREL were € 109.2 billion, corresponding to a ratio of 10.15%, compared to € 995.5 billion TLOF and € 115.2 billion MREL and a ratio of 11.57 % as of December 31, 2019. This means that Deutsche Bank has a comfortable buffer of € 16.9 billion above our MREL. This buffer reduced by € 12.9 billion in the course of the first nine months of 2020 due to seasonally higher TLOF and senior non-preferred plain vanilla instruments falling below the 1 year maturity threshold for eligibility.

Liquidity coverage ratio

The Group’s Liquidity Coverage Ratio (LCR) was 151   % as of September 30, 2020, or € 76 billion of excess over the regulatory minimum of 100%. This compares to 141%, or € 55 billion of excess liquidity at December 31, 2019. The increase was predominately driven by the movement in high quality liquid assets given liquidity sourced from the ECB’s Targeted Longer-Term Financing Operations (TLTRO III) and reduction in net cash outflows due to deposit optimization initiatives.

Stressed net liquidity position

The Group's internal 8 week stressed Net Liquidity Position (sNLP) increased € 28.5 billion, from € 24.3 billion as of December 31, 2019 to € 52.8 billion as of September 30, 2020. The net increase in sNLP was primarily driven by the increase in liquidity reserves, initiatives to optimize deposits, as well as methodology enhancements.

Measures in context of COVID-19 pandemic

IFRS 9 - Application of Forward-Looking Information

Under IFRS 9, the allowance for credit losses is based on reasonable and supportable forward looking information obtainable without undue cost or effort, which takes into consideration past events, current conditions and forecasts of future economic conditions.

To incorporate forward-looking information into Deutsche Bank’s allowance for credit losses, the Group uses two key elements:

  As its base scenario, the Group uses external survey-based macro forecasts (consensus view on GDP and unemployment rates) supplemented by market-implied projections of interest and FX rates. In addition, our scenario expansion model, which has been initially developed for stress testing, is used for forecasting macroeconomic variables that are not covered by external consensus or market sources.
  Statistical techniques are then applied to transform the base scenario into a multiple scenario analysis. The scenarios specify deviations from the baseline forecasts and are used for deriving multi-year Probability of Default (PD) curves for different rating and counterparty classes, which are applied in the calculation of expected credit losses and in the identification of significant deterioration in credit quality of financial assets as described previously.

The general use of forward-looking information, including macro-economic factors, as well as adjustments taking into account extraordinary factors, are monitored by the Group's Risk and Finance Credit Loss Provision Forum. In certain situations, Credit Risk officers and senior management may have additional information in relation to specific portfolios to indicate that the statistical distribution used in the ECL calculation is not appropriate. In such situations, the Group would apply a judgmental overlay.

IFRS 9 – Forward Looking Information applied

as of third quarter 2020
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)	Year 3 (4 quarter avg)
Credit - ITX Europe 125	66.85	−	−
FX - EUR/USD	1.20	−	−
GDP - Eurozone	0.52%	3.72%	2.32%
GDP - Germany	0.09%	3.78%	1.57%
GDP - Italy	(0.50) %	3.91%	1.48%
GDP - USA	0.24%	3.64%	2.34%
Rate - U.S. Treasury 2y	0.15%	–	–
Unemployment - Eurozone	9.00%	8.71%	8.52%
Unemployment - Germany	4.64%	4.35%	4.47%
Unemployment - Italy	10.90%	10.79%	10.82%
Unemployment - Spain	18.64%	16.69%	16.26%
Unemployment - USA	7.91%	6.19%	5.73%

as of second quarter 2020
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)	Year 3 (4 quarter avg)
Credit - ITX Europe 125	74.90	−	−
FX - EUR/USD	1.12	−	−
GDP - Eurozone	(7.80) %	6.54%	1.80%
GDP - Germany	(6.58) %	5.91%	1.87%
GDP - Italy	(9.57) %	7.34%	1.60%
GDP - USA	(5.02) %	6.03%	2.65%
Rate - U.S. Treasury 2y	0.18%	–	–
Unemployment - Eurozone	10.05%	9.11%	8.63%
Unemployment - Germany	4.22%	4.00%	3.94%
Unemployment - Italy	12.08%	11.32%	10.45%
Unemployment - Spain	19.62%	16.35%	14.47%
Unemployment - USA	10.55%	7.19%	6.18%

The economic data used in the forward-looking information for the calculation of the allowance for credit losses while derived from the same sources are not directly comparable with other economic data presented in this report due to the methodology used, the composition of the input factors and the periods under consideration

Deutsche Bank incorporated the above consensus forecasts on macroeconomic variables as of the third quarter 2020 into its Expected Credit Loss (ECL) estimate. The bank’s standard approach to the incorporation of these variables into the calculation of the ECL estimate is to incorporate forecasts for the next two years, using eight discrete quarterly observations. This methodology was derived during the implementation of IFRS 9 from observation of the historical relationship between movements in those macroeconomic variables and default rates.

In management’s opinion this methodology did not provide a reliable indicator for future credit losses in the context of the COVID-19 pandemic, as it initially took too short a view of the development of those variables and hence overestimates the volatile changes of the macroeconomic variables.

On April 1, 2020, ECB submitted a letter to banks with regard to the use of Forward-Looking Information in the context of IFRS 9 that stated, amongst other things, that banks should “use the long-term forecast (e.g. the long-term GDP growth rate) whenever the specific forecast has lost relevance”.

Based on Deutsche Bank’s assessment and the regulatory guidance provided, the most representative approach in the first half of the year in estimating future credit losses was to reduce the weight of some of the short-term data and derive adjusted inputs based on longer term averages. As the forward looking macroeconomic variables have significantly improved in third quarter 2020, the same approach is required to eliminate overstating the recovery.

The Bank therefore continues to perform an overlay calculation based on averaging forecasts for GDP and unemployment rates over the next three years in its ECL estimation which is the basis for the bank’s third quarter of 2020 Credit Loss Allowance.

In addition, management decided to record a further management overlay in the third quarter increasing its ECL estimate to overcome the fact that the change in the forward-looking information based on consensus data is now releasing a significant amount of Credit Loss Allowances that have been built up in the first half of 2020. Such a release would not properly reflect the level of uncertainty which remains as the COVID-19 pandemic and associated economic support measures offered by central governments have impacted the ability to assess the true state of borrowers’ capacity to repay their financial obligations.

Taking into account the above mentioned overlays, the Group reported provision for credit losses of € 273 million in the third quarter of 2020, which is a significant increase compared to € 175 million in the third quarter of 2019 and € 761 million in the second quarter of 2020. This provision mainly reflects the following effects: € 152 million releases from the inclusion of latest improved consensus forecast including the effects of the management overlays, € 17 million due to deteriorated input parameter into the ECL calculation and € 408 million for defaulted clients, mainly in the Private Bank and Investment Bank.

In order to illustrate the sensitivity of our model with respect to future changes in macroeconomic variables (MEVs) we have calculated the ECL impact for stages 1 and 2 in a Downward and Upward shift across all scenarios used in the ECL calculation. Both shifts are applied to MEV forecasts as of September 2020 by specifying Downward and Upward MEV values that are all either one standard deviation above or below the baseline forecasts, e.g. reducing forecasted GDP rates by 2 percentage points on average. The downward shift resulted in an ECL increase of € 568 million whereas the Upward shift reduced ECL by € 323 million. All sensitivity calculations have been conducted with averaging GDP and unemployment rates.

Management is closely monitoring the development of consensus forecast data and borrowers that have received support measures from central governments to reassess the need for continuing with the application of this management overlay recorded for the third quarter also in the fourth quarter of 2020.

Focus Industries in light of COVID-19 pandemic

To manage industry-specific risks, we group our corporate and financial institutions counterparties into various industry sub-portfolios. Risk appetite thresholds are set for aggregate credit limits to counterparties and net market values of Traded Credit Positions within each industry sub-portfolio.

Portfolios are regularly reviewed with the frequency of review according to our industry risk assessment and portfolio risk profile. Industry portfolio reviews highlight industry developments and risks to our credit portfolio, review cross-risk concentration risks, analyze the risk/reward profile of the portfolio and incorporate the results of an economic downside stress test. These analyses are used to define risk strategies and risk appetite thresholds for the portfolio in question. In addition, regular cross-industry portfolio overviews are prepared for the Enterprise Risk Committee to discuss recent developments, review adherence to industry thresholds set and to agree on actions where necessary.

We assess industry risk using a range of economic indicators, specific industry performance indicators, related market indicators, as well as expert views on longer term emerging risk topics. Based on these we assign risk flags to each subsector.

While the negative implications of the COVID-19 crisis are materializing across economies and sectors globally, certain industries are seeing particularly severe direct or indirect impacts. These sectors accounted for approximately 30 % of group CLPs in the first nine months of 2020.

  Commercial Real Estate (€ 29 billion loan exposure as of September 30, 2020; € 30 billion as of June 30, 2020): Commercial Real Estate (CRE) is facing a severe impact across a number of segments, with Hotels and non-Food Retail most affected due to closures, tenant rent deferral requests or tenant defaults despite moderate sector improvement in the third quarter of 2020. Multifamily, Office, Industrial & Logistics sectors are seeing a more contained impact. CRE exposure (comprises Commercial Real Estate Group, APAC CRE exposures in the Investment Bank and non-recourse CRE business in the Corporate Bank) accounts for 7 % of the loan book with quarter-on-quarter reduction reflecting partial amortization and FX impact of weaker USD. Portfolios are managed to tight underwriting standards with regular stress tests under conservative assumptions. Going into the crisis average LTVs across the portfolio were low (< 60%) providing a substantial buffer to absorb potential declines in collateral prices. Our exposure to non-Food Retail is contained. Hotel exposures are concentrated in the U.S. and benefit from significant sponsor equity in the assets and demonstrated support in most cases, although sponsor support could weaken in an extended recovery. Rising COVID-19 cases in Europe could put additional stress on Hotel and non-Food Retail sectors.
  Oil & Gas (€ 7 billion loan exposures as of September 30, 2020; € 8 billion as of June 30, 2020): Significant fall in travel and trade volumes, as well as the wider economic downturn, have led to a meaningful contraction of demand for oil and a significant fall in prices (now partly recovered). There have been a number of bankruptcies among smaller/weaker companies in recent months. Our loan exposure to the sector has fallen by approximately € 1 billion in the third quarter of 2020 and accounts now for less than 2 % of the total loan book. We are seeing an ongoing downward migration of credit ratings among our clients, however, the portfolio risk is mitigated by its focus on the more resilient Oil & Gas Majors and National Oil & Gas companies. More than 80 % of net credit limits are to investment grade rated clients. Our exposure to the higher risk “shale” companies in North America is small since we have realigned our portfolio in recent years.

  Retail (excluding Food/Staples) (€ 4 billion loan exposure as of September 30, 2020; € 4 billion as of June 30, 2020): The impact of lockdowns and a drop in consumer confidence have added to the structural challenges the retail industry is facing, including digitalization and shifting consumer preferences. Consequently, we are seeing a downward migration of credit ratings within our portfolio. Our loan exposure accounts for ~ 1 % of the total loan book. Portfolio risks are mitigated by a focus on strong global brands with approximately two thirds of net credit limits to investment grade rated clients.
  Aviation (€ 4 billion loan exposure as of September 30, 2020; € 4 billion as of June 30, 2020): The industry is going through its deepest crisis in history. The International Air Transport Association expects substantial losses across the sector, and bankruptcies have been observed among weaker airlines. Our loan exposure accounts for under 1 % of total loan book and portfolio risks are mitigated by a significant share of secured aircraft financing which is biased towards newer / liquid aircraft. The unsecured portfolio is focused on developed market flag carriers, many of which benefit from robust government support packages.
  Leisure (€ 2 billion loan exposure as of September 30, 2020; € 2 billion as of June 30, 2020): The industry has been hit by a very sharp decline in both business and private travel during lockdowns and ongoing restrictions and in the meantime changed consumer behavior. It is unlikely that volumes will recover to pre-crisis levels in the near-term. Loan exposure is contained at well under 1 % of the total loan book, with a focus on industry leaders in the Hotels and Casinos segment, mostly domiciled in the U.S. market. We have very limited exposure to Tour Operators and Cruise Lines.

IFRS 9 - Application of EBA guidance regarding Default, Forbearance and IFRS 9 in light of COVID-19 measures

EBA’s “Statement on the application of the prudential framework regarding Default, Forbearance and IFRS 9 in light of COVID-19 measures” published on March 25, 2020 states that “institutions are expected to use a degree of judgement and distinguish between borrowers whose credit standing would not be significantly affected by the current situation in the long term, and those who would be unlikely to restore their creditworthiness.” The Bank performed portfolio reviews and applied this regulatory guidance to a number of clients mainly in the Investment Bank and Corporate Bank.

EBA is further of the view that “the public and private moratoria, as a response to COVID-19 pandemic, do not have to be automatically classified as forbearance if the moratoria are not borrower specific, based on the applicable national law or on an industry or sector-wide private initiative agreed and applied broadly by relevant credit institutions”. Deutsche Bank has introduced this guidance into its internal risk management processes.

For further details with regards to Deutsche Bank’s determination of Expected Credit Losses following IFRS 9 accounting rules please refer to Deutsche Bank’s Annual Report as of December 31, 2019.

Legislative and non-legislative moratoria and public guarantee schemes in light of COVID-19 pandemic

After the breakout of the COVID-19 pandemic, a number of governments issued programs offering legislative moratoria and guarantee schemes. Non-legislative moratoria programs have been developed to support our clients as well as individual measures have been agreed with our clients.

On April 2, 2020 and June 25, 2020 EBA published its Guidelines on legislative and non-legislative moratoria on loan repayments applied in light of the COVID-19 crisis. These guidelines provide clarity on the treatment of legislative and non-legislative moratoria applied before September 30, 2020 and supplement the EBA Guidelines on the application of the definition of default as regards the treatment of distressed restructuring. On September 21, 2020, EBA announced that it “will phase out its Guidelines on legislative and non-legislative payment moratoria in accordance with its end of September deadline. The regulatory treatment set out in the Guidelines will continue to apply to all payment holidays granted under eligible payment moratoria prior to September 30, 2020”.

The following table provides an overview of loans and advances subject to EBA-compliant moratoria, loans and advances subject to COVID-19 related forbearance measures and newly originated loans and advances subject to a public guarantee scheme in the context of the COVID-19 pandemic as of September 30, 2020 and June 30, 2020. The definition provided in the aforementioned EBA Guidelines has been applied.

Overview of moratoria and guarantee schemes in light of COVID-19 pandemic

	Sep 30, 2020			Jun 30, 2020
in € m.	Loans and advances subject to EBA-compliant moratoria	Loans and advances subject to COVID-19-related forbearance measures	Newly originated loans and advances subject to public guarantee schemes in the context of the COVID-19 crisis1	Loans and advances subject to EBA-compliant moratoria	Other loans and advances subject to COVID-19-related forbearance measures	Newly originated loans and advances subject to public guarantee schemes in the context of the COVID-19 crisis
Corporate Bank	651	2,716	1,974	758	2,115	842
Investment Bank	222	4,449	60	222	3,682	10
Private Bank	7,747	1,514	928	7,348	1,195	319
Capital Release Unit	430	20	0	427	0	0
Total	9,050	8,699	2,962	8,754	6,992	1,171

1 Excluding € 0.2 billion as of September 30, 2020 and € 0.2 billion as of June 30, 2020 which qualify for derecognition as these loans meet the pass-through criteria for financial instruments under IFRS 9

EBA-compliant moratoria can be divided into legislative moratoria, which are instituted by the Government and non-legislative moratoria granted by financial institutions. The loans and advances subject to EBA-compliant moratoria shown are mainly legislative moratoria instituted by the German, Italian and Indian governments. Under these moratoria, the bank has granted a postponement of interest and/or principal payments depending on the requirements defined by each individual government. The postponement of principal payments led to an extension of the loan maturity date.

The German moratoria were granted to consumer loan agreements and mortgages and only postponed principal payments with interest being waived during the holiday period. Whereas the Italian and Indian moratoria deferred both principal and interest to households and financial intermediaries in Italy and to standard term and working capital loans in India. The ability to utilize the legislative German moratoria ended for all borrowers at the end of June 2020 and the legislative Indian moratoria ended at the end of August 2020. Italy has two legislative moratoria one for private households which ends December 16, 2020 and a second one for SMEs and Companies. The second moratorium was originally scheduled to end on September 30, 2020, but has been extended until end of January 2021. Overall the majority of loans affected relate to the Private Bank, mainly consumer loans and mortgages. Upon granting the moratoria the carrying value of the loan was amended by scheduling out the new expected cash flows and discounting at the original effective interest rate. The difference in carrying value was taken as a loss to interest income in the P&L. The amount was not material to the Group.

COVID-19 related forbearance measures were granted to clients which did not fulfill the EBA compliant moratoria criteria, but the Bank decided on an individual customer basis to amend the conditions of the loan. Individual COVID-19 forbearance measures were granted for borrowers in several business lines and portfolios. For the Investment Bank a significant amount of modifications were granted to Commercial Real Estate Clients, in the Private Bank to clients in the Lending business and in the Corporate Banking to Trade Finance Clients. Upon granting the modifications to the borrowers, the carrying value of the loan was amended by scheduling out the new expected cash flows and discounting at the original effective interest rate. The difference in carrying value was taken as a loss to interest income in the P&L. The amount was not material to the Group.

Newly originated loans and advances subject to a public guarantee scheme include loans and advances mainly guaranteed by KfW (Kreditanstalt für Wiederaufbau, a government-owned promotional). These loans were granted by the bank mainly to European clients in the Corporate Business across all industries. Similar Guarantees were also offered by the Luxembourg Public Investment Bank and by the Ministry of Economic Affairs and Digital Transformation (MINECO) of Spain. Less than 1 % of the loan population has an EBA forborne or non-performing status.

The Group has originated approximately € 3.2 billion of loans under the public guarantee scheme and in most cases the terms of the new originated loans and advances are between two and five years. Approximately € 1.7 billion of loans were granted in Germany via programs sponsored by KfW, of which, € 0.2 billion were derecognized as the terms of the loan and guarantee met the criteria for derecognition under IFRS 9, € 0.9 billion in Spain and € 0.5 billion in Luxembourg.

Asset quality

This section describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as ‘Financial Assets’).

The following table provides an overview of the exposure amount and allowance for credit losses by financial asset class broken down into stages as per IFRS 9 requirements.

Overview of financial assets subject to impairment

	Sep 30, 2020					Dec 31, 2019
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	667,154	40,992	10,606	2,034	720,786	645,967	24,680	7,531	2,150	680,328
Allowance for credit losses²	564	720	3,550	114	4,948	549	492	3,015	36	4,093

Fair value through OCI
Fair value	52,227	1,015	82	0	53,324	45,083	397	23	0	45,503
Allowance for credit losses	13	10	6	0	29	16	9	10	0	35

Off-balance sheet
Notional amount	245,844	9,655	1,898	2	257,398	251,930	5,864	1,424	0	259,218
Allowance for credit losses³	150	92	181	0	423	128	48	166	0	342

1 Financial assets at amortized cost consist of: Loans at amortized cost, Cash and central bank balances, Interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain subcategories of Other assets.

2 Allowance for credit losses do not include allowance for country risk amounting to € 6 million as of September 30, 2020 and € 3 million as of December 31, 2019.

3 Allowance for credit losses do not include allowance for country risk amounting to € 4 million as of September 30, 2020 and € 4 million as of December 31, 2019.

Additional information

Management and Supervisory Board

Management Board

As of August 1, 2020, Professor Dr. Stefan Simon and Alexander von zur Mühlen became members of the Management Board of Deutsche Bank AG.

Professor Dr. Stefan Simon is Chief Administrative Officer and Alexander von zur Mühlen is Chief Executive Officer Asia Pacific.

Mr Steinmüller left the Management Board after his appointment as Management Board member ended on July 31, 2020.

Supervisory Board

There are no changes in the Supervisory Board.

Capital expenditures and divestitures

During the first nine months of 2020, the Group did not make any significant capital expenditures or divestitures.

Events after the reporting period

After the reporting date no material events occurred which had a significant impact on our results of operations, financial position and net assets.

Basis of preparation/impact of changes in accounting principles

This Earnings Report of Deutsche Bank Aktiengesellschaft, Frankfurt am Main and its subsidiaries (collectively the “Group”, “Deutsche Bank” or “DB”) for the nine-month period ended September 30, 2020 is stated in euros, the presentation currency of the Group. It has been prepared based on the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

For purposes of the Group’s primary financial reporting outside the United States, the Group prepares its Earnings Report in accordance with IFRS as endorsed by the EU. For purposes of the Group’s Earnings Report prepared in accordance with IFRS as endorsed by the EU, the Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. The purpose of applying the EU carve out version of IAS 39 is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major European Union peers. Under the EU IAS 39 carve-out, fair value macro hedge accounting may be applied to core deposits and hedge ineffectiveness for all fair value macro hedge accounting applications is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognized when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS as issued by the IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits. In addition hedge ineffectiveness arises for all fair value macro hedge accounting relationships whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket

For the three-month period ended September 30, 2020, the application of the EU carve out version of IAS 39 had a negative impact of € 12 million on net revenues and profit before tax and of € 9 million on profit after tax. For the nine-month period ended September 30, 2020, the application of the EU carve out version of IAS 39 had a positive impact of 65 million euros on net revenues and profit before taxes and of 38 million euros on profit post taxes. The bank’s regulatory capital and ratios thereof are also reported on the basis of the EU carve out version of IAS 39. The impact on profit after taxes also impacts the calculation of CET 1 capital and had a positive impact of about 1 basis point as of September 30, 2020.

The Group’s Earnings Report is unaudited and includes the consolidated balance sheet as of September 30, 2020, the related consolidated statements of income and comprehensive income for the three-and-nine-month period ended September   30, 2020 as well as other information (e.g. Basis of preparation/impact of changes in accounting principles). The Group’s Earnings Report should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2019, for which the same accounting policies, critical accounting estimates and change in accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Recently adopted accounting pronouncements” and the accounting policy changes for purchased contracts that meet the definition of a financial guarantee under IFRS 9.

In the second quarter of 2020, the Group has also changed its accounting policies for purchased contracts that meet the definition of a financial guarantee under IFRS 9. Previously, the Group accounted for purchased financial guarantees as contingent assets and did not recognize the reimbursement gain as Other Income (loss) in the Group’s Consolidated Statement of Income until the Group received payment from the guarantor. Under the Group’s new accounting policy, purchased financial guarantees are deemed to result in reimbursements under IAS 37 to the extent that the financial guarantee is entered into to mitigate the credit exposure from debt instruments with Hold to Collect (HTC) or Hold to Collect and Sell (HTC&S) business models. The new accounting policy results in recognition of a reimbursement asset for subsequent increases in the expected credit losses, to the extent it is virtually certain that the purchased financial guarantee will reimburse the Group for the loss incurred. Accordingly, when the credit risk of the borrower significantly deteriorates a reimbursement asset is recognized equal to the life-time expected credit losses and is presented as Other Assets in the Group’s Consolidated Balance Sheet. The corresponding reimbursement gain is recognized as a reduction in the Provision for credit losses in the Group’s Consolidated Statement of Income. Purchased financial guarantees entered into to mitigate credit exposure from debt instruments included in the Other business model are accounted for at fair value through profit or loss. The new accounting policy more appropriately aligns the measurement basis and income statement presentation of the debt instruments and associated purchased financial guarantees. It therefore more accurately presents the credit exposure and provision for credit losses in the financial statements resulting in the presentation of more relevant information. The adoption of the changes in the first nine months of 2020 did not have a material impact to the Group’s Consolidated Statement of Income.

The preparation of financial information under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates, especially in relation to the COVID-19 crisis, and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

In the second quarter of 2020, the Group refined its estimation of contractual cash flows from Collateralized Loan Obligations (CLO’s) issued that mitigate credit exposure from debt instruments with HTC or HTC&S business models. Under this refinement, the Group revises its estimated contractual redemption payment from the CLO when the credit risk of a borrower covered by the embedded financial guarantee in the CLO significantly deteriorates. The Group revises its estimated contractual redemption payment under the CLO based on the life-time expected credit losses of the debt instrument (to the extent covered by the CLO). The refinement in the estimate of the contractual cashflows reduced the Group’s interest expense for the nine-month period ended September 30, 2020 by € 58.5 million. The refinement in the estimate of the contractual cashflows did not have a material impact to Group’s Consolidated Statement of Income for the three-month period ended September 30, 2020.

For the Group’s most significant pension plans in the key countries, the discount rate used at each measurement date is set based on a high quality corporate bond yield curve – derived based on bond universe information sourced from reputable third-party index data providers and rating agencies – reflecting the timing, amount and currency of the future expected benefit payments for the respective plan. Unprecedented market turmoil in March led to a general credit spread widening and increased dispersion of bond yields. Given the Group’s approach for determining the discount rate, this dispersion resulted in discount rates that were representative of the broader development in high grade corporate bonds. To mitigate this effect an adjustment was made to the liquidity weighting applied to the underlying bonds used to determine the discount rate applied to the larger German pension plans. As the markets have returned to a more normal state, the divergence between the discount rate approach previously employed and the new approach has considerably reduced. Changes by the third party provider to the bond universe in line with DB’s pre-existing calculation framework, reduced the discount rate and resulted in a larger defined benefit liability. The increase in the defined benefit liability had an impact on Other Comprehensive Income of approximately € 300 million in the three-month period ended September 30, 2020. Due to the change in discount rate approach, bond universe and other effects, the Group’s net pension liability for the German pension plans was reduced by €46 million from € 1,355 million as of December 31, 2019 to € 1,309 million as of September 30, 2020.

As a result of recent developments and historical experience, the Group has in the second quarter of 2020 changed its estimate of the service period for certain compensation awards granted to employees to recognize compensation expense over the respective vesting periods in which the related employee services are rendered. As a result of the change in estimate, the Group reported a benefit for the three-month and nine-month periods ended September   30, 2020, of €   3   million and €   112   million respectively in “Compensation and benefits” in the Group’s Consolidated Statement of Income.

Recently adopted accounting pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been newly applied in the first nine months of 2020.

IFRS 3 Business Combinations

On January 1, 2020, the Group adopted amendments to IFRS 3, “Business Combinations”. These amendments clarify the determination of whether an acquisition made is of a business or a group of assets. The amended definition of a business emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. Distinguishing between a business and a group of assets is important because an acquirer recognizes goodwill only when acquiring a business. The adoption of the amendments did not have an impact on the Group’s consolidated financial statements.

IFRS 16 “Leases”

On June 1, 2020, the Group adopted amendments to IFRS 16 “Leases” that include COVID-19-Related Rent Concessions to provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.

In addition, the Group adopted on January 1, 2020 “Amendments to IAS 1 and IAS 8: Definition of Material” and “Amendments to References to the Conceptual Framework in IFRS Standards”. The adoption of the amendments did not have an impact on the Group's consolidated financial statements.

New accounting pronouncements

The following accounting pronouncements were not effective as of September 30, 2020 and therefore have not been applied in the first nine months of 2020.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17, “Insurance Contracts”, which establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. IFRS 17 replaces IFRS 4 which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner, benefiting both investors and insurance companies. Insurance obligations will be accounted for using current values – instead of historical cost. The information will be updated regularly, providing more useful information to users of financial statements. IFRS 17 is effective for annual periods beginning on or after January 1, 2021. Based on the Group’s current business activities it is expected that IFRS 17 will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

In June 2020, the IASB issued amendments to IFRS 17 “Insurance Contracts” that address concerns and implementation challenges that were identified after IFRS 17 was published in 2017. The amendments are effective for annual periods beginning on or after January 1, 2023 with early adoption permitted. The IASB has also issued an amendment to IFRS   4 “Insurance Contracts” which extends the temporary exemption to apply IFRS 9 to annual periods beginning on or after January 1, 2023. The amendments will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

IAS 37 Provisions, Contingent Liabilities and Contingent Assets

In May 2020, the IASB issued amendments to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” to clarify what costs an entity considers in assessing whether a contract is onerous. The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The amendments will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

Improvements to IFRS 2018-2020 Cycles

In May 2020, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement project for the 2018-2020 cycles. This comprises amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IFRS 9 “Financial Instruments”, IFRS 16 “Leases” and IAS 41 “Agriculture”. The amendments to IFRS 9 clarify which fees an entity includes when assessing whether to derecognize a financial liability. The amendments will be effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The amendments will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)

In August 2020, the IASB issued amendments to IFRS 9, “Financial Instruments”, IAS 39, “Financial Instruments: Recognition and Measurement“, IFRS 7, “Financial Instruments: Disclosures”, IFRS 4, “Insurance Contracts” and IFRS 16, “Leases” as Phase 2 of their project addressing the potential effects from the reform of the Interbank Offered Rate (“IBOR”) on financial reporting. The amendments in Phase 2 deal with replacement issues, therefore, they address issues that might affect financial reporting when an existing interest rate benchmark is actually replaced. This includes modification of financial assets, financial liabilities and lease liabilities as well as specific hedge accounting requirements. The amendments introduce a practical expedient for modifications required by the reform (modifications required as a direct consequence of the IBOR reform and made on an economically equivalent basis). These modifications are accounted for by updating the effective interest rate. All other modifications are accounted for using the current IFRS requirements. A similar practical expedient is introduced for lessee accounting applying IFRS 16. Under the amendments, hedge accounting is not discontinued solely because of the IBOR reform. Hedging relationships (and related documentation) must be amended to reflect modifications to the hedged item, hedging instrument and hedged risk. Amended hedging relationships should meet all qualifying criteria to apply hedge accounting, including effectiveness requirements. The amendments also amended IFRS 4 to require insurers that apply the temporary exemption from IFRS 9 to apply the amendments in accounting for modifications directly required by IBOR reform.

The amendments also require additional disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition. The amendments will be effective for annual periods beginning on or after January 1, 2021 with early adoption permitted. The amendments will not have a material impact on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

IBOR-Reform

On July 27, 2020 the discounting methodology of Euro denominated interest rate derivatives centrally cleared through LCH, EUREX and CME changed from EONIA to €STR. The change in discounting to €STR did not have a material impact to the Group’s consolidated income statement. A similar change for USD interest rate discounted centrally cleared interest rate derivatives to change discounting from Federal Funds Rate to SOFR occurred on October 19, 2020. The change in discounting to SOFR is not expected to have a material impact to the Group’s consolidated income statement.

Funds transfer pricing

In the third quarter 2019, we implemented certain changes to our internal funds transfer pricing (FTP) framework in order to enhance its effectiveness as a management tool, as well as to better support funding cost optimization.

The new FTP framework aims to more accurately allocate funding costs and benefits to the firm’s business divisions. The methodology changes did not impact overall group funding costs for 2019, however, the framework did result in a re-allocation of costs and benefits between segments. This re-allocation resulted in a benefit to the trading businesses, partially offset by a reduction in funding benefits to the Private Bank and Corporate Bank versus the prior methodology.

As part of the introduction of the new framework, a decision was made to hold certain transitional costs in Corporate and Other (C&O), which will reduce over time, reflecting the long dated nature of our liabilities.

The impact of the new FTP framework for the first half of 2019 would have been a positive impact on the results of the nine months 2019 of the Investment Bank and the Capital Release Unit of approximately € 140 million and € 30 million respectively, while the respective results of the Corporate Bank, Private Bank and Corporate and Other (C&O) would have been lower by € 20 million, € 30 million and € 120 million respectively.

Business segments

As of the third quarter 2020 reporting onwards, Wealth Management (WM) and Private & Commercial Business International (PCBI) has been combined into one unit called the International Private Bank (IPB). The International Private Bank brings together WM’s globally connected clients across Germany, Europe, the Americas, Asia and the Middle East and Africa, along with PCBI’s private clients and small and medium-sized enterprises in Italy, Spain, Belgium and India. As a result of this change, revenues for Private Bank are now reported for Private Bank Germany, which remains unchanged in its scope, and International Private Bank. IPB revenues are further categorized into the client segments “IPB Personal Banking” and “IPB Private Banking and Wealth Management”. The “IPB Personal Banking” client segment covers the retail and affluent customers as well as small businesses. The client segment “Private Banking and Wealth Management” combines our coverage of high-net-worth and ultra-high-net-worth clients, as well as private banking clients and small and medium-sized corporate clients, providing an integrated servicing model for wealth management, private and business banking. Prior period data has been restated.

During the first nine months of 2020 Infrastructure functions that were embedded within the operating business segments were realigned to the business segment Corporate and Other (C&O). Accordingly, approximately 11,600 full-time equivalent employees (FTEs) moved from the Investment Bank, Private Bank and Capital Release Unit to the business segment Corporate and Other (C&O). This change did not result in a material financial impact at a segment level, as costs are allocated from Corporate and Other (C&O) to the operating business segments that are using the service of the respective infrastructure functions in accordance with plan. Comparative financial information has been restated accordingly.

Impact of COVID-19

In this section we provide information on COVID-19 related topics.

Moratoria, Government Assistance and Grants

The following summarizes the impact on the Group of its participation in Moratoria, Government Assistance Programs and grants as well as ECB Targeted Longer-term Refinancing Operations related to COVID-19.

Government and Private Sector Debt Moratoria

During the first nine months of 2020, the Group participated in both legislative and non-legislative moratoria schemes primarily in relation to its retail and commercial loan portfolios. Upon granting the moratoria the carrying value of the loan was amended by scheduling out the new expected cash flows and discounting at the original effective interest rate. The difference in the carrying value was taken as a loss to Interest income in Profit and loss. The amount was not material to the Group.

Government Assistance via Guarantees and Sponsored Lending for COVID-19 Impacted Borrowers

After the outbreak of the COVID-19 pandemic, a number of states issued programs offering guarantee schemes for borrowers impacted by COVID-19. The Group has provided approximately € 3.2 billion of loans of which € 0.2 billion qualify for derecognition as these loans meet the pass-through criteria for financial instruments under IFRS 9. These newly originated loans and advances subject to a public guarantee scheme are mainly guaranteed by KfW, a government-owned promotional bank and also via similar loan guarantees offered by the Luxembourg Public Investment Bank and by the Ministry of Economic Affairs and Digital Transformation (MINECO) of Spain.

Impact of ECB Targeted Longer-term Refinancing Operations (TLTRO III)

The Governing Council of the European Central Bank (ECB) decided on a number of modifications to the terms and conditions of its TLTRO III in order to support further the provision of credit to households and firms in the face of the current economic disruption and heightened uncertainty caused by the COVID-19 pandemic. Banks whose eligible net lending exceeds 0 % between March 1, 2020 and March 31, 2021 pay a rate 0.5 % lower than the average deposit facility rate for borrowings between June 24, 2020 and June 23, 2021. This would currently equate to an all-in rate of (1) %. The interest rate outside of this period will be the average interest rate on the deposit facility (currently (0.5) %). The Group has borrowed € 34 billion under the TLTRO III program as at September 2020. The Group accounts for the potential reduction in the borrowing rate as government grant under IAS 20. The income from the government grant is presented in net interest income and is recognized when there is reasonable assurance that the Group will receive the grant and will comply with the conditions attached to the grants. No government grant was recorded for amounts borrowed by the Group under the TLTRO III program as of September 30, 2020.

Net interest income for the three-month and nine-month periods ended September 30, 2020 includes interest income for borrowings under the Targeted Longer-Term Refinancing Operations III (TLTRO III)-program. The effective interest rate of each borrowing takes into account the base interest rate which is the average of the rates on the main refinancing operations over the life of the relevant TLTRO III operation (with the exception of the period from June 24, 2020, to June 23, 2021, when it will be 50 basis points lower than that average).

Please refer to section “Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss” for Government grants recognized for amounts borrowed by the Group under the TLTRO II program.

Goodwill and Other Intangible Assets

Goodwill, indefinite and definite life intangible assets are tested for impairment annually in the fourth quarter or more frequently if there are indications that the carrying value may be impaired. Goodwill is tested for impairment purposes on cash-generating unit (CGU) level. Definite life intangible assets are also tested on CGU level as they typically do not generate cash inflows that are largely independent of those from other assets. Indefinite life intangible assets are tested at the individual asset level.

As of September 30, 2020, an assessment was performed to evaluate if there is an indication that impairment existed at that date. This assessment did not result in any indication of impairment of the Group’s goodwill and the retail investment management agreements shown under unamortized intangible assets of the Asset Management CGU.

As part of the assessment, the assumptions and their sensitivities of the annual goodwill impairment test were reviewed and did not indicate an impairment. The assessment of the main input parameters and their sensitivities of the retail investment management agreements indicated that the recoverable amount approximates the carrying amount. Accordingly, management will continue to monitor key assumptions (e.g., assets under management) and their sensitivities on a frequent basis as changes could cause an impairment loss in the future.

Impact of Deutsche Bank’s transformation

On July   7, 2019, Deutsche Bank announced a number of transformational measures relating to the Group’s businesses and its organization. The immediate and secondary impacts that these measures had on the Group’s operating results and financial position are disclosed below.

Impairment and amortization of self-developed software

In line with the transformation announcement, the Group reviewed current platform software and software under construction assigned to businesses subject to the transformation strategy. Accordingly, the reassessment of the respective recoverable amounts led to an impairment of self-developed software of nil and € 33 million for the three and nine months ended September 30, 2020, respectively.

In addition, the Group recorded amortization on software subject to the transformation strategy of € 40 million and € 133 million for the three and nine months ended September 30, 2020, respectively. The impairment write-down as well as the software amortization are included within the general and administrative expenses of the Group’s results in 2020.

Impairment of Right-of-Use assets and other related impacts

The Group recognized impairments, accelerated or higher depreciation of Right-of-Use (RoU) assets, asset write downs and accelerated depreciation on leasehold improvements and furniture, onerous contracts provisions for non-lease costs, reinstatement costs and other one-time relocation costs of € 50 million and € 71 million for the three and nine months ended September 30, 2020, respectively. Certain of these costs related to incremental or accelerated decisions are driven by the changes in our expected operations due to the COVID-19 pandemic.

Deferred tax asset valuation adjustments

Each quarter, the Group re-evaluates its estimate related to deferred tax assets, including its assumptions about future profitability. In connection with the transformation the Group adjusted the estimate related to deferred tax assets in affected jurisdictions, such as the UK and the U.S., and recognized € (10) million and € 25 million of valuation adjustments in the three and nine months ended September 30, 2020, respectively.

Restructuring & severance charges

Starting with the announcement of the transformation of Deutsche Bank on July 7, 2019, the Group designated all restructuring expenses as related to the transformation announcement and the subsequent business re-organization and perimeter changes resulting in € 185 million and € 382 million restructuring expenses for the Group for the three and nine months ended September 30, 2020, respectively. These charges are comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate. 196 and 645 full-time equivalent employees (FTE) were impacted by the reorganization and changes during the three and nine months ended September 30, 2020, respectively.

In addition to these restructuring expenses, € 58 million and € 134 million of severance related to the transformation announcement were recorded for the three and nine months ended September 30, 2020, respectively.

Other transformation related expenses

As a result of the strategic transformation, the Group recognized other transformation related expenses including expenses for Audit, Accounting & Tax, consulting fees and IT consulting fees of € 15 million and € 47 million for the three and nine months ended September 30, 2020, respectively.

Total net revenues

	Three months ended		Nine months ended
in € m.	Sep 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019
Interest and similar income	4,032	6,328	14,050	19,693
Interest expense	1,406	2,873	5,068	9,210
Net interest income	2,626	3,455	8,983	10,483
Commissions and fee income	2,299	2,316	6,965	7,181
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	881	(599)	1,820	288
Net gains (losses) on financial assets at amortized cost	96	(1)	328	0
Net gains (losses) on financial assets at fair value through other comprehensive income	50	167	237	237
Net income (loss) from equity method investments	22	8	82	87
Other income (loss)	(24)	(84)	96	(461)
Total noninterest income	3,324	1,808	9,527	7,333
Total net revenues	5,950	5,262	18,510	17,816

Earnings per common share

	Three months ended		Nine months ended
	Sep 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019
Earnings per common share:1,2
Basic	€ 0.14	€ (0.41)	€ (0.02)	€ (1.99)
Diluted	€ 0.13	€ (0.41)	€ (0.02)	€ (1.99)
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding	2,104.2	2,111.6	2,110.0	2,107.5
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	2,157.3	2,111.6	2,110.0	2,107.5

1 Earnings were adjusted by € 349 million and € 330 million before tax for the coupons paid on Additional Tier 1 Notes in April 2020 and April 2019, respectively. The coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation in accordance with IAS 33. This adjustment created a net loss situation for Earnings per Common Share for the nine months ended September 30, 2020.

2 Due to the net loss situation for the nine months ended September 30, 2020 and the three and nine months ended September 30, 2019 potentially dilutive shares are generally not considered for the EPS calculation, because to do so would decrease the net loss per share. Under a net income situation however, the number of adjusted weighted average shares after assumed conversion would have been increased by 66.9 million shares for the nine months ended September 30, 2020 and by 60.1 million shares and 54.1 million shares for the three and nine months ended September 30, 2019, respectively.

Consolidated statement of comprehensive income

	Three months ended		Nine months ended
in € m.	Sep 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019
Profit (loss) recognized in the income statement	317	(832)	397	(3,781)
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(293)	(415)	(133)	(983)
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	(88)	19	36	8
Total of income tax related to items that will not be reclassified to profit or loss	159	170	73	351
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	107	75	498	515
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(50)	(167)	(237)	(237)
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	2	0	(15)	10
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	1	0	0	(2)
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0	0
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(805)	658	(1,254)	566
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0	0
Equity Method Investments
Net gains (losses) arising during the period	(1)	0	0	(26)
Total of income tax related to items that are or may be reclassified to profit or loss	(11)	66	(118)	81
Other comprehensive income (loss), net of tax	(978)	405	(1,150)	285
Total comprehensive income (loss), net of tax	(661)	(427)	(753)	(3,497)
Attributable to:
Noncontrolling interests	(6)	62	41	120
Deutsche Bank shareholders and additional equity components	(655)	(489)	(793)	(3,617)

Provisions

As of September 30, 2020, the Group recognized € 2.5 billion (December 31, 2019: € 2.6 billion) in provisions on its balance sheet. These relate to operational risk, civil litigation, regulatory enforcement, restructuring, allowances for credit related off-balance sheet positions and other matters, including bank levies. The consolidated financial statements contained in our Annual Report 2019 describe our provisions as of December 31, 2019, in Note 19 “Allowance for credit losses”, and Note 27 “Provisions”.

Civil litigation and regulatory enforcement matters

Within provisions as of September 30, 2020, the Group recognized provisions relating to civil litigation of € 0.4 billion (December 31, 2019: € 0.5 billion) and provisions relating to regulatory enforcement matters of € 0.5 billion (December 31, 2019: € 0.5 billion). For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized as the Group could not reliably estimate the amount of the potential outflow.

For the matters for which a reliable estimate can be made, the Group currently estimates that, as of September 30, 2020, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.9 billion for civil litigation matters (December 31, 2019: € 1.8 billion) and € 0.2 billion for regulatory enforcement matters (December 31, 2019: € 0.2 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.

Note 27 “Provisions” to the consolidated financial statements contained in our Annual Report 2019 sets forth, in the section thereof captioned “Current Individual Proceedings”, descriptions as of the date of such consolidated financial statements of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.

Cum-ex Investigations and Litigations. As described in Note 27 “Provisions” to the consolidated financial statements contained in our Annual Report 2019, the Public Prosecutor in Cologne (Staatsanwaltschaft Köln, “CPP”) has been conducting a criminal investigation since August 2017 concerning two former employees of Deutsche Bank in relation to cum-ex transactions of certain former clients of the Bank. Deutsche Bank is a potential secondary participant pursuant to Section 30 of the German Law on Administrative Offences in this proceeding. This proceeding could result in a disgorgement of profits and fines. Deutsche Bank is cooperating with the CPP. At the end of May and beginning of June 2019, the CPP initiated criminal investigations against further current and former employees of Deutsche Bank and five former Management Board members. In July 2020, by way of inspection of the CPP’s investigation file, Deutsche Bank learned that the CPP had further extended its investigation in June 2019 to include further current and former DB personnel, including one former Management Board member and one current Management Board member. Very limited information on the individuals was recorded in the file and none of these additional personnel have been notified by the CPP of being included in the investigation. The investigation is still at an early stage and the scope of the investigation may be further broadened.

DFS Consent Order. On July 7, 2020, the New York State Department of Financial Services ("DFS") issued a Consent Order, finding that Deutsche Bank violated New York State banking laws in connection with its relationships with three former Deutsche Bank clients, Danske Bank’s Estonia branch, Jeffrey Epstein and FBME Bank, and imposing a US$ 150 million civil penalty in connection with these three former relationships, which Deutsche Bank paid in the third quarter of 2020.

On July 15, 2020, Deutsche Bank was named as a defendant in a securities class action filed in the U.S. District Court for the District of New Jersey, alleging that the Bank made material misrepresentations regarding the effectiveness of its AML controls and related remediation. The complaint cites allegations regarding control deficiencies raised in the DFS Consent Order related to the Bank’s relationships with Danske Bank’s Estonia branch, Jeffrey Epstein and FBME Bank. The case is in its early stages.

As described in Note 27 “Provisions” to the consolidated financial statements contained in our Annual Report 2019, Deutsche Bank has received requests for information from regulatory and law enforcement agencies concerning the Bank’s former correspondent banking relationship with Danske Bank, including the Bank’s historical processing of correspondent banking transactions on behalf of customers of Danske Bank’s Estonia branch prior to cessation of the correspondent banking relationship with that branch in 2015. Deutsche Bank is providing information to and otherwise cooperating with the investigating agencies. The Bank has also completed an internal investigation into these matters, including of whether any violations of law, regulation or Bank policy occurred and the effectiveness of the related internal control environment.

Additionally, on September 24 and 25, 2019, based on a search warrant issued by the Local Court ( Amtsgericht ) in Frankfurt, the Frankfurt public prosecutor’s office (FPP) conducted investigations into Deutsche Bank. The investigations were in connection with suspicious activity reports relating to potential money laundering at Danske Bank. On October 13, 2020, the FPP closed its criminal investigation because the FPP did not find sufficient evidence to substantiate the money laundering suspicion. However, the Bank agreed to pay an administrative fine of € 13.5 million to the FPP for failing to submit SARs in Germany in a timely fashion.

The Bank is cooperating in the ongoing investigations relating to Danske Bank’s Estonia branch. As of September 30, 2020, the Group does not have outstanding provision or contingent liability with respect to the Danske Bank Estonia investigations and civil action, other than for the administrative fine of € 13.5 million as part of an action brought by the FPP.

Deutsche Bank has also received requests for information from regulatory and law enforcement agencies concerning the Bank’s former client relationship with Jeffrey Epstein (individually, and through related parties and entities). In December 2018, Deutsche Bank began the process to terminate its relationship with Epstein, which began in August 2013. Deutsche Bank has provided information to and otherwise cooperated with the investigating agencies. The Bank has also completed an internal investigation into the Epstein relationship. As of September 30, 2020, the Group does not have outstanding provision or contingent liability with respect to these investigations and civil action. The remaining investigations relating to Jeffrey Epstein are ongoing.

Mortgage-Related and Asset-Backed Securities Matters and Investigation. Regulatory and Governmental Matters. As described in Note 27 “Provisions” to the consolidated financial statements contained in our Annual Report 2019, on December 23, 2016, Deutsche Bank announced that it reached a settlement-in-principle with the U.S. Department of Justice (DOJ) to resolve potential claims related to its RMBS business conducted from 2005 to 2007. The settlement became final and was announced by the DOJ on January 17, 2017. Under the settlement, Deutsche Bank paid a civil monetary penalty of US$ 3.1 billion and agreed to provide US$ 4.1 billion in consumer relief. DOJ appointed an independent monitor to oversee and validate the provision of consumer relief.

In September 2016, Deutsche Bank received administrative subpoenas from the Maryland Attorney General seeking information concerning Deutsche Bank’s RMBS and CDO businesses from 2002 to 2009. On June 1, 2017, Deutsche Bank and the Maryland Attorney General reached a settlement to resolve the matter for US$ 15 million in cash and US$ 80 million in consumer relief (to be allocated from the overall US$ 4.1 billion consumer relief obligation agreed to as part of Deutsche Bank’s settlement with the DOJ).

On July 8, 2020, the DOJ-appointed monitor released his final report, validating that Deutsche Bank has fulfilled its US$ 4.1 billion consumer relief obligations in its entirety, inclusive of the US$ 80 million commitment to the State of Maryland.

Non-GAAP financial measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on equity ratios

The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders' equity are calculated as profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively.

Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon for the segments is a non-GAAP financial measure and is defined as profit (loss) excluding post-tax profit (loss) attributable to noncontrolling interests and after AT1 coupon, which are allocated to segments based on their allocated average tangible shareholders’ equity. For the Group, it reflects the reported effective tax rate which was 36 % for the third quarter of 2020 and (21) % for the prior year’s comparative period. The tax rate was 49 % for nine months ended September 30, 2020 and (182) % for the prior year’s comparative period. For the segments, the applied tax rate was 28 % for 2020 and all quarters in 2019.

At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Sep 30, 2020
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	189	957	(4)	163	(427)	(384)	494
Profit (loss)	136	689	(3)	117	(308)	(314)	317
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	31	31
Profit (loss) attributable to DB shareholders and additional equity components	136	689	(3)	117	(308)	(345)	286
Profit (loss) attributable to additional equity components	18	44	20	3	11	0	96
Profit (loss) attributable to Deutsche Bank shareholders	119	645	(23)	114	(319)	(345)	191
Average allocated shareholders’ equity	9,677	23,307	11,499	4,657	5,748	(41)	54,848
Deduct: Average allocated goodwill and other intangible assets1	628	1,063	1,235	2,961	138	0	6,026
Average allocated tangible shareholders’ equity	9,049	22,244	10,264	1,696	5,611	(41)	48,822
Post-tax return on average shareholders’ equity	4.9%	11.1%	(0.8%)	9.8%	(22.2%)	N/M	1.4%
Post-tax return on average tangible shareholders’ equity	5.2%	11.6%	(0.9%)	26.9%	(22.7%)	N/M	1.6%

N/M – Not meaningful

1 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018.

	Three months ended Sep 30, 2019
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	213	64	121	105	(1,014)	(176)	(687)
Profit (loss)	153	46	87	75	(730)	(464)	(832)
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	27	27
Profit (loss) attributable to DB shareholders and additional equity components	153	46	87	75	(730)	(491)	(859)
Profit (loss) attributable to additional equity components	15	34	16	3	16	0	83
Profit (loss) attributable to Deutsche Bank shareholders	138	13	72	73	(746)	(491)	(942)
Average allocated shareholders’ equity	9,861	22,869	11,429	4,832	9,764	0	58,754
Deduct: Average allocated goodwill and other intangible assets1	591	1,698	1,526	3,033	95	0	6,942
Average allocated tangible shareholders’ equity	9,270	21,172	9,903	1,799	9,669	0	51,813
Post-tax return on average shareholders’ equity	5.6%	0.2%	2.5%	6.0%	(30.6%)	N/M	(6.4%)
Post-tax return on average tangible shareholders’ equity	6.0%	0.2%	2.9%	16.1%	(30.9%)	N/M	(7.3%)

N/M – Not meaningful

1 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018.

	Nine months ended Sep 30, 2020
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	399	2,575	(133)	387	(1,784)	(663)	781
Profit (loss)	287	1,854	(96)	278	(1,284)	(642)	397
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	87	87
Profit (loss) attributable to DB shareholders and additional equity components	287	1,854	(96)	278	(1,284)	(729)	310
Profit (loss) attributable to additional equity components	54	126	58	10	38	0	286
Profit (loss) attributable to Deutsche Bank shareholders	233	1,728	(154)	268	(1,322)	(729)	24

Average allocated shareholders’ equity	9,905	22,851	11,373	4,783	6,534	(27)	55,420
Deduct: Average allocated goodwill and other intangible assets1	580	1,146	1,257	3,015	149	0	6,147
Average allocated tangible shareholders’ equity	9,325	21,705	10,116	1,768	6,385	(27)	49,272
Post-tax return on average shareholders’ equity	3.1%	10.1%	(1.8%)	7.5%	(27.0%)	N/M	0.1%
Post-tax return on average tangible shareholders’ equity	3.3%	10.6%	(2.0%)	20.2%	(27.6%)	N/M	0.1%

N/M – Not meaningful

1 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018.

	Nine months ended Sep 30, 2019
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	213	562	(18)	291	(2,313)	(76)	(1,341)
Profit (loss)	153	404	(13)	209	(1,665)	(2,870)	(3,781)
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	90	90
Profit (loss) attributable to DB shareholders and additional equity components	153	404	(13)	209	(1,665)	(2,960)	(3,871)
Profit (loss) attributable to additional equity components	45	97	46	8	49	0	245
Profit (loss) attributable to Deutsche Bank shareholders	108	307	(59)	201	(1,714)	(2,960)	(4,116)
Average allocated shareholders’ equity	10,599	23,172	11,824	4,803	10,669	0	61,067
Deduct: Average allocated goodwill and other intangible assets1	852	1,946	1,832	3,024	153	0	7,807
Average allocated tangible shareholders’ equity	9,747	21,225	9,992	1,779	10,516	0	53,259
Post-tax return on average shareholders’ equity	1.4%	1.8%	(0.7%)	5.6%	(21.4%)	N/M	(9.0%)
Post-tax return on average tangible shareholders’ equity	1.5%	1.9%	(0.8%)	15.1%	(21.7%)	N/M	(10.3%)

N/M – Not meaningful

1 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018.

Core Bank

The Core Bank represents the Group excluding the Capital Release Unit (CRU).

in € m. (unless stated otherwise)	Three months ended Sep 30, 2020	Three months ended Sep 30, 2019	Nine months ended Sep 30, 2020	Nine months ended Sep 30, 2019
Profit (loss) before tax	921	327	2,565	971
Profit (loss)	625	(102)	1,681	(2,116)
Profit (loss) attributable to noncontrolling interests	31	27	87	90
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	594	(129)	1,595	(2,206)
Profit (loss) attributable to additional equity components	85	67	249	196
Profit (loss) attributable to Deutsche Bank shareholders	509	(196)	1,346	(2,402)

Average allocated shareholders' equity	49,099	48,991	48,886	50,398
Deduct: Average allocated goodwill and other intangible assets	5,888	6,847	5,998	7,654
Average allocated tangible shareholders' equity	43,212	42,144	42,888	42,743
Post-tax return on average shareholders’ equity	4.2%	(1.6) %	3.7%	(6.4) %
Post-tax return on average tangible shareholders’ equity	4.7%	(1.9) %	4.2%	(7.5) %

in € m. (unless stated otherwise)	Three months ended Sep 30, 2020	Three months ended Sep 30, 2019	Nine months ended Sep 30, 2020	Nine months ended Sep 30, 2019
Profit (loss) before tax - Group	494	(687)	781	(1,341)
Profit (loss) before tax - CRU	(427)	(1,014)	(1,784)	(2,313)
Profit (loss) before tax - Core Bank	921	327	2,565	971
Specific revenue items	(6)	81	(99)	(58)
Transformation charges	66	98	162	111
Impairment of goodwill / other intangibles	0	2	0	1,037
Restructuring & severance	239	136	505	222
Adjusted profit (loss) before tax – Core Bank	1,220	645	3,133	2,283

Transformation charges

Transformation charges are costs, included in adjusted costs that are directly related to Deutsche Bank’s transformation as a result of the strategy announced on July 7, 2019 and certain costs related to incremental or accelerated decisions driven by the changes in our expected operations due to the COVID-19 pandemic. Such charges include the transformation related impairment of software and real estate, the accelerated software amortization and other transformation charges like onerous contract provisions or legal and consulting fees related to the strategy execution. The table represents the transformation charges by the respective cost category.

in € m.	Three months ended Sep 30, 2020	Three months ended Sep 30, 2019	Nine months ended Sep 30, 2020	Nine months ended Sep 30, 2019
Compensation and benefits	2	0	6	0
IT costs	46	167	188	500
Professional service fees	6	4	13	4
Occupancy, furniture and equipment expenses	47	14	67	14
Communication, data services, marketing	1	0	6	0
Other	2	0	3	18
Transformation charges	104	186	283	537

Adjusted costs

Adjusted costs is one of the key performance indicators and is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting (i) impairment of goodwill and other intangible assets, (ii) litigation charges, net and (iii) restructuring and severance from noninterest expenses under IFRS. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses. To show the development of our cost initiatives excluding costs that are directly related to Deutsche Bank’s transformation as a result of the strategy announced on July 7, 2019, the Group also presents Adjusted costs excluding transformation charges, in which the transformation charges described above are deducted from Adjusted costs.

In addition, BNP Paribas and Deutsche Bank have signed a master transaction agreement to provide continuity of service to Deutsche Bank’s Prime Finance and Electronic Equities clients. Under the agreement Deutsche Bank will continue to operate the platform until clients can be migrated to BNP Paribas, and BNP Paribas reimburses Deutsche Bank for the eligible expenses of the transferred business. To show the development of our cost initiatives excluding not only transformation charges but also these eligible reimbursable expenses, the Group also presents Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance.

	Three months ended Sep 30, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	1,022	1,356	1,862	354	384	204	5,183
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	15	(5)	2	(1)	6	2	20
Restructuring and severance	39	5	183	7	4	4	243
Adjusted costs	969	1,356	1,677	347	374	198	4,921
Transformation charges	15	21	8	1	38	23	104
Adjusted costs ex. transformation charges	954	1,335	1,670	346	335	175	4,816
Expenses eligible for reimbursement related to Prime Finance							89
Adjusted costs ex. transformation charges and expenses eligible for reimbursement related to Prime Finance							4,728

	Three months ended Sep 30, 2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	1,038	1,573	1,864	404	766	129	5,774
Impairment of goodwill and other intangible assets	2	0	0	0	0	0	2
Litigation charges, net	0	12	(2)	(0)	24	78	113
Restructuring and severance	7	77	9	6	98	37	234
Adjusted costs	1,028	1,483	1,858	398	644	14	5,426
Transformation charges	6	77	4	9	87	2	186
Adjusted costs ex. transformation charges	1,022	1,406	1,853	389	557	13	5,240
Expenses eligible for reimbursement related to Prime Finance							0
Adjusted costs ex. transformation charges and expenses eligible for reimbursement related to Prime Finance							5,240

	Nine months ended Sep 30, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	3,222	4,158	5,739	1,128	1,574	367	16,189
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	95	(2)	79	(1)	16	12	199
Restructuring and severance	59	19	385	32	11	8	515
Adjusted costs	3,068	4,140	5,275	1,096	1,548	347	15,474
Transformation charges	44	62	73	1	121	(19)	283
Adjusted costs ex. transformation charges	3,024	4,078	5,202	1,095	1,427	366	15,191
Expenses eligible for reimbursement related to Prime Finance							278
Adjusted costs ex. transformation charges and expenses eligible for reimbursement related to Prime Finance							14,913

	Nine months ended Sep 30, 2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	3,565	4,842	5,997	1,273	2,708	296	18,681
Impairment of goodwill and other intangible assets	492	0	545	0	0	0	1,037
Litigation charges, net	(12)	144	(39)	1	65	100	260
Restructuring and severance	27	121	(18)	38	110	54	332
Adjusted costs	3,057	4,577	5,508	1,234	2,533	143	17,051
Transformation charges	6	77	17	9	426	2	537
Adjusted costs ex. transformation charges	3,051	4,500	5,491	1,225	2,106	141	16,514
Expenses eligible for reimbursement related to Prime Finance							0
Adjusted costs ex. transformation charges and expenses eligible for reimbursement related to Prime Finance							16,514

Revenues excluding specific items

Revenues excluding specific items is a performance indicator that is a non-GAAP financial measure most directly comparable to the IFRS financial measure net revenues. Revenues excluding specific items is calculated by adjusting net revenues under IFRS for specific revenue items which generally fall outside the usual nature or scope of the business and are likely to distort an accurate assessment of the divisional operating performance. Excluded items are Debt Valuation Adjustment (DVA) and material transactions or events that are either one-off in nature or belong to a portfolio of connected transactions or events where the P&L impact is limited to a specific period of time. The Group believes that a presentation of net revenues excluding the impact of these items provides a more meaningful depiction of the revenues associated with our business.

	Three months ended Sep 30, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,254	2,365	2,033	563	(36)	(228)	5,950
DVA - IB Other / CRU	0	10	0	0	(2)	0	7
Change in valuation of an investment - FIC S&T	0	(10)	0	0	0	0	(10)
Sal. Oppenheim workout - Wealth Management	0	0	6	0	0	0	6
Revenues excluding specific items	1,254	2,366	2,026	563	(34)	(228)	5,947

	Three months ended Sep 30, 2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,324	1,658	2,041	543	(220)	(84)	5,262
DVA - IB Other / CRU	0	(62)	0	0	(19)	0	(82)
Change in valuation of an investment - FIC S&T	0	(37)	0	0	0	0	(37)
Update in valuation methodology – CRU	0	0	0	0	(81)	0	(81)
Sal. Oppenheim workout - Wealth Management	0	0	18	0	0	0	18
Revenues excluding specific items	1,324	1,757	2,023	543	(120)	(84)	5,444

	Nine months ended Sep 30, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Revenues	3,915	7,396	6,144	1,631	(159)	(415)	18,510
DVA - IB Other / CRU	0	29	0	0	(1)	0	28
Change in valuation of an investment - FIC S&T	0	21	0	0	0	0	21
Sal. Oppenheim workout - Wealth Management	0	0	48	0	0	0	48
Revenues excluding specific items	3,915	7,345	6,096	1,631	(158)	(415)	18,413

	Nine months ended Sep 30, 2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Revenues	3,958	5,494	6,203	1,662	396	103	17,816
DVA - IB Other / CRU	0	(126)	0	0	(19)	0	(146)
Change in valuation of an investment - FIC S&T	0	101	0	0	0	0	101
Update in valuation methodology – CRU	0	0	0	0	(81)	0	(81)
Sal. Oppenheim workout - Wealth Management	0	0	84	0	0	0	84
Revenues excluding specific items	3,958	5,519	6,119	1,662	497	103	17,858

Adjusted profit (loss) before tax

Adjusted profit (loss) before tax is calculated by adjusting the profit (loss) before tax under IFRS for specific revenue items, transformation charges, impairments of goodwill and other intangibles, as well as restructuring and severance expenses. The Group believes that a presentation of profit (losses) before tax excluding the impact of the foregoing items provides a more meaningful depiction of the profitability of our operating business.

	Three months ended Sep 30, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	189	957	(4)	163	(427)	(384)	494
Specific revenue items	0	1	(6)	0	2	0	(3)
Transformation charges	15	21	8	1	38	23	104
Impairment of goodwill / other intangibles	0	0	0	0	0	0	0
Restructuring & severance	39	5	183	7	4	4	243
Adjusted profit (loss) before tax	243	983	180	171	(383)	(357)	838

	Three months ended Sep 30, 2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	213	64	121	105	(1,014)	(176)	(687)
Specific revenue items	0	99	(18)	0	100	0	182
Transformation charges	6	77	4	9	87	2	186
Impairment of goodwill / other intangibles	2	0	0	0	0	0	2
Restructuring & severance	7	77	9	6	98	37	234
Adjusted profit (loss) before tax	228	318	117	120	(729)	(138)	(84)

	Nine months ended Sep 30, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	399	2,575	(133)	387	(1,784)	(663)	781
Specific revenue items	0	(51)	(48)	0	1	0	(97)
Transformation charges	44	62	73	1	121	(19)	283
Impairment of goodwill / other intangibles	0	0	0	0	0	0	0
Restructuring & severance	59	19	385	32	11	8	515
Adjusted profit (loss) before tax	503	2,606	277	421	(1,650)	(673)	1,483

	Nine months ended Sep 30, 2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	213	562	(18)	291	(2,313)	(76)	(1,341)
Specific revenue items	0	26	(84)	0	100	0	42
Transformation charges	6	77	17	9	426	2	537
Impairment of goodwill / other intangibles	492	0	545	0	0	0	1,037
Restructuring & severance	27	121	(18)	38	110	54	332
Adjusted profit (loss) before tax	739	785	442	338	(1,676)	(21)	607

Book value and tangible book value per basic share outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible book value

in € m.	Sep 30, 2020	Dec 31, 2019
Total shareholders’ equity (Book value)	54,729	55,857
Goodwill and other intangible assets1	(6,001)	(6,254)
Tangible shareholders’ equity (Tangible book value)	48,728	49,603

1 Excludes Goodwill and other intangible assets attributable to partial sale of DWS.

Basic shares outstanding

in million (unless stated otherwise)	Sep 30, 2020	Dec 31, 2019
Number of shares issued	2,066.8	2,066.8
Treasury shares	(2.3)	(0.7)
Vested share awards	36.6	52.4
Basic shares outstanding	2,101.1	2,118.5

Book value per basic share outstanding in €	26.05	26.37
Tangible book value per basic share outstanding in €	23.19	23.41

Regulatory fully loaded measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and are set forth throughout this document under the CRR/CRD as currently applicable.

We present in this report certain figures based on the CRR definition of own fund instruments applicable for Additional Tier 1 (AT1) capital and Tier 2 (T2) capital and figures based thereon, including Tier 1, Total Capital and Leverage Ratio) on a “fully loaded” basis. We calculate such “fully loaded” figures excluding the transitional arrangements for own fund instruments as provided in the currently applicable CRR/CRD. For CET 1 instruments we do not make use of transitional provisions.

Transitional arrangements are applicable for AT1 and T2 instruments. Capital instruments issued on or prior to December 31, 2011, that no longer qualify as AT1 or T2 capital under the fully loaded CRR/CRD as currently applicable are subject to grandfathering rules during the transitional period and are being phased out from 2013 to 2022 with their recognition capped at 30 % in 2019, 20 % in 2020 and 10 % in 2021 (in relation to the portfolio eligible for grandfathering which was still in issue on December 31, 2012). The current CRR as applicable since June 27, 2019 provides further grandfathering rules for AT1 and T2 instruments issued prior to June 27, 2019. Thereunder, AT1 and T2 instruments issued through special purpose entities are grandfathered until December 31, 2021, and AT1 and T2 instruments that do not meet certain new requirements that apply since June 27, 2019 continue to qualify until June 26, 2025. Instruments issued under UK law which do not fulfill all CRR requirements after the UK has left the European Union are also excluded from our fully loaded definition. Our CET 1 and RWA figures show no difference between CRR/CRD as currently applicable and fully loaded CRR/CRD based on our definition of “fully loaded”.

For the comparative numbers as per year-end 2019 we still applied our earlier concept of fully loaded, defined as excluding the transitional arrangements for own funds instruments introduced by the CRR/CRD applicable until June 26, 2019, but reflecting the transitional arrangements introduced by the amendments to the CRR/CRD applicable from June 27, 2019 and further amendments thereafter.

We believe that these “fully loaded” calculations provide useful information to investors as they reflect our progress against the regulatory capital standards and as many of our competitors have been describing calculations on a “fully loaded” basis. As our competitors’ assumptions and estimates regarding “fully loaded” calculations may vary, however, our “fully loaded” measures may not be comparable with similarly labelled measures used by our competitors.

Imprint

Deutsche Bank Aktiengesellschaft

Taunusanlage 12 60262 Frankfurt am Main Germany

Telephone: +49 69 910-00 deutsche.bank@db.com

Investor Relations
+49 800 910-8000 db.ir@db.com

Publication
Published on October 28, 2020

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 20, 2020 under the heading “Risk Factors”.